Exhibit 99.1

LUMENIS LTD.

Yokneam Industrial Park
P.O. Box 240
Yokneam 2069204
Israel

July 9, 2015

To the Shareholders of Lumenis Ltd.:

You are cordially invited to attend a Special General Meeting, or the Meeting, of the shareholders of Lumenis Ltd. (which we refer to as Lumenis or our company) to be held at our executive offices located at Yokneam Industrial Park, 6 Hakidma Street, Yokneam 2069204, Israel, on Monday, August 3, 2015, at 11:00 a.m. (Israel time) and thereafter as it may be adjourned from time to time.

At the Meeting, you will be asked to consider and vote on the following proposals:

1.
Approval, pursuant to Section 320 of the Companies Law, 5759-1999, of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of Lumenis with Laguna Merger Sub Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Laguna Holdco Ltd., a company formed under the laws of the State of Israel (which we refer to as Parent), which is itself an indirect wholly-owned subsidiary of XIO Fund I LP, a Cayman Islands exempted limited partnership (which we refer to as XIO), including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Lumenis, with Lumenis surviving and becoming a wholly-owned subsidiary of Parent (which we refer to as the Merger); (ii) the Agreement and Plan of Merger, dated as of June 18, 2015, by and among Lumenis, Merger Sub and Parent (which we refer to as the Merger Agreement); (iii) the consideration to be received by Lumenis’ shareholders in the Merger, consisting of US$14.00 in cash (which we refer to as the Merger Consideration), without any interest thereon, and subject to the withholding of any applicable withholding taxes, for each ordinary B share, nominal value NIS 0.85 per share, of Lumenis (which we refer to as an Ordinary B Share) held as of immediately prior to the effective time of the Merger; (iv) the conversion of each outstanding option to purchase one Ordinary B Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option, to be paid on a lump-sum basis upon the closing of the Merger (in the case of a vested option) or over time following the closing of the Merger (for an unvested option); and (v) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached as Appendix A to the accompanying Proxy Statement (we refer to this proposal collectively as the Merger Proposal).

2.
Approval of an increase in the maximum indemnification amount that the Company may provide for its officers and directors under existing agreements with them, to the greater of (i) $100 million and (ii) 25% of our shareholders’ equity, instead of the greater of (x) $50 million and (y) 25% of our shareholders’ equity (we refer to this proposal as the Indemnification Revision Proposal).

3.
Approval, in accordance with the requirements of the Companies Law, of (i) an amendment of certain employment terms of Ms. Zipora (Tzipi) Ozer-Armon, our Chief Executive Officer, or the CEO (the amendment of some of such terms is subject to the consummation of the Merger), (ii) the acceleration and full vesting, subject to and immediately prior to the consummation of the Merger, of all options held by the CEO that are unvested as of immediately prior to the Merger, and (iii) subject to the consummation of the Merger, payment of a bonus to the CEO in acknowledgment and recognition of the CEO’s efforts and contributions to the achievement of the Company’s goals, including the consummation of the Merger (we refer to this proposal collectively as the CEO Proposal).

The Proxy Statement and the attachments thereto contain important information and you are urged to read them carefully and in their entirety.

Our board of directors has unanimously: (a) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, our company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving corporation will be unable to fulfill the obligations of our company to its creditors when they become due; (b) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; and (c) determined to recommend that the shareholders of our company approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Our board of directors has furthermore unanimously determined that the approval of each of the Indemnification Revision Proposal and the CEO Proposal is in the best interest of our company and our shareholders.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL AND ADOPTION OF THE MERGER PROPOSAL AND “FOR” THE APPROVAL OF EACH OF THE INDEMNIFICATION REVISION PROPOSAL AND THE CEO PROPOSAL.

Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of our Ordinary B Shares present, in person or by proxy, at the Meeting where a quorum is present and voting on the proposal, not including abstentions and broker non-votes and excluding any Ordinary B Shares that are held by Parent, Merger Sub or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates.  Approval of each of the Indemnification Revision Proposal and the CEO Proposal requires the affirmative vote of the holders of a majority of our Ordinary B Shares present, in person or by proxy, at the Meeting, not including abstentions and broker non-votes.  In addition, the approval of the CEO Proposal requires that either of the following two voting conditions be met as part of the approval by a majority of the Ordinary B Shares present and voting thereon:

●
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the CEO Proposal that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against approval of the CEO Proposal does not exceed two percent (2%) of the aggregate voting rights in our company.

Record holders of our outstanding Ordinary B Shares as of the close of business on June 30, 2015, which is the record date for the Meeting, are entitled to vote at the Meeting, and are entitled to one vote at the Meeting per Ordinary B Share held for each proposal on the agenda.  Our outstanding Ordinary B Shares constitute the only outstanding class of our share capital.

ii

Enclosed with this letter you will find a Notice of the Meeting (which we published pursuant to the Companies Law on June 25, 2015) and a related Proxy Statement, along with a proxy card or voting instruction form. The accompanying Proxy Statement provides you with detailed information about the Meeting, the Merger Agreement and the Merger.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF ORDINARY B SHARES YOU OWN.  ACCORDINGLY, YOU ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD OR VOTING INSTRUCTION FORM AND RETURN IT IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. IN THE ALTERNATIVE, IF YOU HOLD YOUR LUMENIS SHARES IN STREET NAME, YOU MAY UTILIZE THE CONTROL NUMBER APPEARING ON YOUR VOTING INSTRUCTION FORM TO SUBMIT YOUR VOTING INSTRUCTION TO YOUR BROKER, TRUSTEE OR NOMINEE VIA THE INTERNET (AT WWW.PROXYVOTE.COM). IN ANY SUCH CASE, SUBMITTING YOUR VOTE IN ADVANCE WILL NOT PREVENT YOU FROM VOTING YOUR ORDINARY B SHARES IN PERSON IF YOU SUBSEQUENTLY CHOOSE TO ATTEND THE MEETING.

Thank you for your cooperation.

Very truly yours, /s/ HAREL BEIT-ON Harel Beit-On Chairman of the Board of Directors

Neither the Securities and Exchange Commission nor any other securities commission has approved or disapproved of the Merger or the other transactions described in this document, or passed upon the adequacy or accuracy of the enclosed Proxy Statement. Any statement to the contrary is a criminal offense.

The date of the accompanying Proxy Statement is July 9, 2015 and is first being mailed to shareholders of the Company on or about July 13, 2015.

iii

LUMENIS LTD.

Yokneam Industrial Park
P.O. Box 240
Yokneam 2069204
Israel

NOTICE OF SPECIAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON MONDAY, AUGUST 3, 2015

Yokneam, Israel July 9, 2015

To the Shareholders of Lumenis Ltd.:

NOTICE IS HEREBY GIVEN that a Special General Meeting, which we refer to as the Meeting, of shareholders of Lumenis Ltd. (which we refer to as Lumenis or the Company) will be held at Lumenis’ executive offices located at Yokneam Industrial Park, 6 Hakidma Street, Yokneam 2069204, Israel, on Monday, August 3, 2015, at 11:00 a.m. (Israel time), and thereafter, as it may be adjourned from time to time.

At the Meeting, shareholders will be asked to consider and vote on the following proposals:

1.           Approval, pursuant to Section 320 of the Companies Law, 5759-1999, of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of Lumenis with Laguna Merger Sub Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Laguna Holdco Ltd., a company formed under the laws of the State of Israel (which we refer to as Parent), which is itself an indirect wholly-owned subsidiary of XIO Fund I LP, a Cayman Islands exempted limited partnership (which we refer to as XIO), including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Lumenis, with Lumenis surviving and becoming a wholly-owned subsidiary of Parent (which we refer to as the Merger); (ii) the Agreement and Plan of Merger, dated as of June 18, 2015, by and among Lumenis, Merger Sub and Parent (which we refer to as the Merger Agreement); (iii) the consideration to be received by Lumenis’ shareholders in the Merger, consisting of US$14.00 in cash (which we refer to as the Merger Consideration), without any interest thereon, and subject to the withholding of any applicable withholding taxes, for each ordinary B share, nominal value NIS 0.85 per share, of Lumenis (which we refer to as an Ordinary B Share) held as of immediately prior to the effective time of the Merger; (iv) the conversion of each outstanding option to purchase one Ordinary B Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option, to be paid on a lump-sum basis upon the closing of the Merger (in the case of a vested option) or over time following the closing of the Merger (for an unvested option); and (v) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached as Appendix A to the accompanying Proxy Statement (we refer to this proposal collectively as the Merger Proposal).

2.           Approval of an increase in the maximum indemnification amount that the Company may provide for its officers and directors under existing agreements with them, to the greater of (i) $100 million and (ii) 25% of our shareholders’ equity, instead of the greater of (x) $50 million and (y) 25% of our shareholders’ equity (we refer to this proposal as the Indemnification Revision Proposal).

iv

3.           Approval, in accordance with the requirements of the Companies Law, of (i) an amendment of certain employment terms of Ms. Zipora (Tzipi) Ozer-Armon, our Chief Executive Officer, or the CEO (the amendment of some of such terms is subject to the consummation of the Merger), (ii) the acceleration and full vesting, subject to and immediately prior to the consummation of the Merger, of all options held by the CEO that are unvested as of immediately prior to the Merger, and (iii) subject to the consummation of the Merger, payment of a bonus to the CEO in acknowledgment and recognition of the CEO’s efforts and contributions to the achievement of the Company’s goals, including the consummation of the Merger (we refer to this proposal collectively as the CEO Proposal).

Shareholders will also be asked to consider any other business that properly comes before the Meeting or any adjournment or postponement of the Meeting, including voting on the adjournment or postponement of such meetings. We currently know of no other business to be transacted at the Meeting, other than as set forth above; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF EACH OF THE MERGER PROPOSAL, THE INDEMNIFICATION REVISION PROPOSAL AND THE CEO PROPOSAL.

The presence, in person or by proxy, of two or more shareholders possessing at least 25% of Lumenis’ voting power will constitute a quorum at the Meeting.  In the absence of a quorum within 30 minutes of the scheduled time for the Meeting, the Meeting will be adjourned for a week and will be held on Monday, August 10, 2015 at the same time and place.  At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.  Approval of the Merger Proposal requires the affirmative vote of a majority of the Ordinary B Shares present (in person or by proxy) and voting (not including abstentions and broker non-votes) at the Meeting (or at any adjournment thereof), excluding any Ordinary B Shares that are held by Merger Sub, Parent, or any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates. Approval of each of the Indemnification Revision Proposal and the CEO Proposal requires the affirmative vote of the holders of a majority of our Ordinary B Shares present, in person or by proxy, at the Meeting where a quorum is present and voting on the proposal, not including abstentions and broker non-votes.  In addition, the approval of the CEO Proposal requires that either of the following two voting conditions be met as part of the approval by a majority of the Ordinary B Shares present and voting thereon:

●
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the CEO Proposal that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against approval of the CEO Proposal does not exceed two percent (2%) of the aggregate voting rights in our company.

Shareholders of record at the close of business on June 30, 2015 are entitled to vote at the Meeting and any adjournment or postponement of the Meeting.  This Notice was first published in accordance with the Companies Law on June 25, 2015, and the Notice, along with the accompanying Proxy Statement, letter to shareholders and proxy card or voting instruction form, are first being mailed to our shareholders on or about July 13, 2015.

IT IS IMPORTANT THAT YOUR ORDINARY B SHARES BE REPRESENTED AT THE MEETING. Whether or not you plan to attend in person, please complete, date, sign and return the enclosed proxy card in the enclosed envelope in a timely manner in order that it is received by us not later than forty-eight (48) hours before the Meeting.  No postage is required if mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company. You may revoke your proxy in the manner described in the accompanying Proxy Statement at any time before your proxy has been voted at the Meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made with respect to the Merger Proposal and/or the Indemnification Revision Proposal, your proxy will be voted “FOR” each of the matters described in such proposals.

v

If your shares are held in “street name”, through a bank, broker or other nominee, you may either direct such bank, broker or other nominee on how to vote your shares via the enclosed voting instruction form or via the Internet (at www.proxyvote.com) or obtain a legal proxy from such bank, broker or other nominee to vote your shares at the Meeting.

Joint holders of Ordinary B Shares in the Company should take note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose seniority will be determined by the order of registration of the joint holders in the register of shareholders.

There are no appraisal rights available to shareholders in connection with the Merger.

Please do not send your certificates representing Ordinary B Shares at this time. If the Merger Proposal is adopted and approved and the Merger is subsequently completed, instructions for surrendering your certificates in exchange for the Merger Consideration will be sent to you.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement and proxy card are available at:
http://www.lumenis.com/

By order of the Board of Directors, /s/ HAREL BEIT-ON Harel Beit-On Chairman of the Board of Directors /s/ ZIPORA OZER-ARMON Zipora Ozer-Armon Chief Executive Officer

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IT IS IMPORTANT THAT THE ENCLOSED PROXY CARD BE
COMPLETED, SIGNED, DATED AND RETURNED PROMPTLY

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MONDAY, AUGUST 3, 2015

INTRODUCTION

We are furnishing this Proxy Statement to our shareholders in connection with the solicitation by our board of directors of proxies to be used at a Special General Meeting of Shareholders, as may be adjourned or postponed from time to time, which we refer to as the Meeting, to be held at our executive offices located at Yokneam Industrial Park, 6 Hakidma Street, Yokneam 2069204, Israel on Monday, August 3, 2015, at 11:00 a.m. (Israel time), and thereafter, as it may be adjourned from time to time.  We are first mailing this Proxy Statement, the accompanying notice, letter to shareholders and proxy card on or about July 13, 2015, to the holders of our Ordinary B Shares entitled to notice of, and to vote at, the Meeting.  All references to “Lumenis,” “the Company,” “we,” “us,” “our” and “our company,” or words of like import, are references to Lumenis Ltd. and its subsidiaries, references to “you” and “your” refer to our shareholders, all references to “$” or to “US$” are to United States dollars and references to “NIS” are to New Israeli Shekels.

At the Meeting, shareholders will be asked to consider and vote on the following:

1.           The approval, pursuant to Section 320 of the Companies Law, 5759-1999 of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of Lumenis with Laguna Merger Sub Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Laguna Holdco Ltd., a company formed under the laws of the State of Israel (which we refer to as Parent), which is itself an indirect wholly-owned subsidiary of XIO Fund I LP, a Cayman Islands exempted limited partnership (which we refer to as XIO), including approval of (we refer to this proposal collectively, including all aspects described below, as the Merger Proposal):

•
the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Lumenis, with Lumenis surviving and becoming a wholly-owned subsidiary of Parent (which we refer to as the Merger);

•	the Agreement and Plan of Merger, dated as of June 18, 2015, as it may be amended from time to time, by and among Lumenis, Merger Sub and Parent (which we refer to as the Merger Agreement);

•
the consideration to be received by Lumenis’ shareholders in the Merger, consisting of US$14.00 in cash (we refer to that cash consideration as the Merger Consideration), without any interest thereon, and subject to the withholding of any applicable withholding taxes, for each ordinary B Share, nominal value NIS 0.85 per share, of Lumenis (which we refer to as an Ordinary B Share) held as of immediately prior to the effective time of the Merger (which we refer to as the Effective Time);

•
the conversion of each outstanding option to purchase one Ordinary B Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option, to be paid on a lump-sum basis upon the closing of the Merger (in the case of a vested option) or over time following the closing of the Merger (for an unvested option); and

•	all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached as Appendix A to this Proxy Statement; and

2.           The approval of an increase in the maximum indemnification amount that the Company may provide for its officers and directors under existing agreements with them, to the greater of (i) $100 million and (ii) 25% of our shareholders’ equity, instead of the greater of (x) $50 million and (y) 25% of our shareholders’ equity (we refer to this proposal as the Indemnification Revision Proposal).

3.           Approval, in accordance with the requirements of the Companies Law, of (i) an amendment of certain employment terms of Ms. Zipora (Tzipi) Ozer-Armon, our Chief Executive Officer, or the CEO (the amendment of some of such terms is subject to the consummation of the Merger), (ii) the acceleration and full vesting, subject to and immediately prior to the consummation of the Merger, of all options held by the CEO that are unvested as of immediately prior to the Merger, and (iii) subject to the consummation of the Merger, payment of a bonus to the CEO in acknowledgment and recognition of the CEO’s efforts and contributions to the achievement of the Company’s goals, including the consummation of the Merger (we refer to this proposal as the CEO Proposal).

We will also consider any other business that properly comes before the Meeting or any adjournment or postponement of the Meeting, including voting on the adjournment or postponement of such meetings.

We currently know of no other business to be transacted at the Meeting, other than as set forth above; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF EACH OF THE MERGER PROPOSAL, THE INDEMNIFICATION REVISION PROPOSAL AND THE CEO PROPOSAL.

Quorum

Only holders of record of Ordinary B Shares at the close of business on June 30, 2015, which is the record date for the Meeting, are entitled to vote at the Meeting.  As of that date, there were 36,045,354 Ordinary B Shares outstanding and entitled to vote.  Each Ordinary B Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Meeting.

The presence at the Meeting of two or more Lumenis shareholders (in person or by proxy), who collectively hold shares possessing at least 25% of Lumenis’ voting power, will constitute a quorum.  Should no quorum be present 30 minutes after the time scheduled for the Meeting, the Meeting will be adjourned for a week and will be held on August 10, 2015 at the same time and place.  At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.

Proxies

Shareholders may elect to vote their shares once, either by attending the Meeting in person, or by executing and delivering to Lumenis a proxy as detailed below.  If your Ordinary B Shares are held in “street name” through a bank, broker or other nominee, you may complete a voting instruction form or go to www.proxyvote.com in order to direct such bank, broker or other nominee on how to vote your shares. In the alternative, you may obtain a legal proxy from such bank, broker or other nominee to vote your shares in person at the Meeting.

Proxies are being solicited by our board of directors and are being mailed together with this Proxy Statement.  Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact.  However, such parties will not receive additional compensation therefor.  We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy materials, and will reimburse the reasonable expenses of brokerage firms and others for forwarding such proxy materials to the beneficial owners of our shares.

All Ordinary B Shares represented by properly executed proxies received by us no later than forty-eight (48) hours prior to the Meeting will, unless such proxies have been previously revoked or superseded, be voted at the Meeting in accordance with the directions on the proxies.  If no direction is indicated on the properly executed proxy with respect to the Merger Proposal and/or the Indemnification Revision Proposal, the shares will be voted “FOR” each of the matters described in such proposals.

A shareholder returning a proxy may revoke it at any time prior to commencement of the Meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to us at our executive offices located at Yokneam Industrial Park, P.O. Box 240, Yokneam 2069204, Israel, to the attention of Ms. Margarita Feigin, our Associate General Counsel, or via fax or email to Ms. Feigin at +972-4-959-9060 or margarita.feigin@lumenis.com, respectively.

Required Vote

Provided that a quorum is present, approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Ordinary B Shares present (in person or by proxy) at the Meeting (or at any adjournment thereof) and voting on such proposal (not including abstentions and broker non-votes), excluding any Ordinary B Shares that are held by Merger Sub, Parent, or any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates.

Approval of each of the Indemnification Revision Proposal and the CEO Proposal requires the affirmative vote of the holders of a majority of our Ordinary B Shares present (in person or by proxy), at the Meeting (or at any adjournment thereof) and voting on the proposal (excluding abstentions and broker non-votes). In addition, the approval of the CEO Proposal requires that either of the following two voting conditions be met as part of the approval by a majority of the Ordinary B Shares present and voting thereon:

●
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the CEO Proposal that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against approval of the CEO Proposal does not exceed two percent (2%) of the aggregate voting rights in our company.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

For Proposal 1: “RESOLVED, to approve, pursuant to Section 320 of the Companies Law, the merger of Lumenis with Laguna Merger Sub Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Laguna Holdco Ltd., a company formed under the laws of the State of Israel (which we refer to as Parent), which is itself an indirect wholly-owned subsidiary of XIO Fund I LP, a Cayman Islands exempted limited partnership (which we refer to as XIO), including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Lumenis, with Lumenis surviving and becoming a wholly-owned subsidiary of Parent (which we refer to as the Merger); (ii) the Agreement and Plan of Merger, dated as of June 18, 2015, by and among Lumenis, Merger Sub and Parent (which we refer to as the Merger Agreement); (iii) the consideration to be received by Lumenis’ shareholders in the Merger, consisting of US$14.00 in cash (which we refer to as the Merger Consideration), without any interest thereon, and subject to the withholding of any applicable withholding taxes, for each ordinary B share, nominal value NIS 0.85 per share, of Lumenis (which we refer to as an Ordinary B Share) held as of immediately prior to the effective time of the Merger; (iv) the conversion of each outstanding option to purchase one Ordinary B Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option, to be paid on a lump-sum basis upon the closing of the Merger (in the case of a vested option) or over time following the closing of the Merger (for an unvested option); and (v) all other transactions and arrangements contemplated by the Merger Agreement, as described in the Proxy Statement, dated July 9, 2015, sent by Lumenis to its shareholders in respect of this Meeting.”

For Proposal 2: “RESOLVED, that the amendment of the indemnification agreement by and between the Company and each of its current officers and directors who are party to such agreement (the form of such agreement having been set forth as Appendix C to the Company’s proxy statement dated January 6, 2014 for the Company’s Special General Meeting that took place on January 30, 2014, attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K that was furnished to the Securities and Exchange Commission on January 6, 2014), or the D&O Indemnification Agreement, to provide in Exhibit A thereof for a “Maximum Amount” per each specific indemnification event and an “Aggregate Limit Amount” for all indemnification events within all categories of such events together, equal to the greater of (i) twenty-five percent (25%) of the Company’s total shareholders’ equity according to the Company’s most recent financial statements as of the time of the actual payment of indemnification, and (ii) $100 million (in place of the greater of (x) twenty-five percent (25%) of the Company’s total shareholders’ equity and (y) $50 million, as provided in the current version of the D&O Indemnification Agreement), be, and hereby is, approved by the Company’s shareholders; and be it

FURTHERMORE RESOLVED, that the appropriate officers of the Company be, and hereby are, authorized, on behalf of the Company, to execute and deliver, and to perform under, the amended D&O Indemnification Agreement with each officer and director party to such agreement.”

For Proposal 3: “RESOLVED, that each of the following— (i) an amendment of certain employment terms of the CEO (the amendment of some of such terms is subject to the consummation of the Merger), (ii) the acceleration and full vesting, subject to and immediately prior to the consummation of the Merger, of all options held by the CEO that are unvested as of immediately prior to the Merger, and (iii) subject to the consummation of the Merger, payment of a bonus to the CEO in acknowledgment and recognition of the CEO’s efforts and contributions to the achievement of the Company’s goals, including the consummation of the Merger, in each case as described in the Proxy Statement, dated July 9, 2015, sent by Lumenis to its shareholders in respect of this Meeting, be, and the same hereby is, approved; and be it

FURTHERMORE RESOLVED, that the appropriate officers of the Company be, and hereby are, authorized, on behalf of the Company, to execute and deliver, and to perform under, any amendment to (or amended and restated form of) Ms. Ozer-Armon’s employment agreement with the Company that reflects the terms described in Proposal 3 of the subject proxy statement for this Meeting.”

Our board of directors unanimously recommends a vote “FOR” approval of each of the proposed resolutions.

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TABLE OF CONTENTS

INTRODUCTION	i

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION AND THE MEETING	1

RISK FACTORS	10

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	13

THE SPECIAL GENERAL MEETING	14
Time and Place of the Meeting	14
Purposes of the Meeting; Proposed Resolutions	14
Recommendation of our Board of Directors	16
Record Date, Method of Voting and Quorum Requirements	16
Voting Rights and Vote Required	17
Adjournment	18
Voting Procedures; Revoking Proxies or Voting Instructions	18
Solicitation of Proxies	19
Questions and Additional Information	20

PROPOSAL 1	21

THE MERGER PROPOSAL	21

THE PARTIES TO THE MERGER	21
Our Company	21
Parent	21
Merger Sub	21
XIO	21

THE MERGER	22
Background of the Merger	22
Our Reasons for Approving the Merger	26
No Appraisal Rights; Objections by Creditors	31
Fairness Opinion	31
Financing of the Merger	38
Material Tax Consequences of the Merger	38
Regulatory Matters	44
Interests of our Directors and Executive Officers in the Merger	46

THE MERGER AGREEMENT	48

PROPOSAL 2	65

INCREASE IN INDEMNIFICATION LIMITS FOR OFFICERS AND DIRECTORS	65

PROPOSAL 3	67

CHIEF EXECUTIVE OFFICER PROPOSAL	67

MARKET PRICE INFORMATION	70

BENEFICIAL OWNERSHIP OF ORDINARY B SHARES	71

WHERE YOU CAN FIND MORE INFORMATION	73

OTHER MATTERS	73

Appendix A	Agreement and Plan of Merger, dated as of June 18, 2015, by and among Laguna Merger Sub Ltd., Laguna Holdco Ltd. and Lumenis Ltd.

Appendix B	Opinion of Ernst & Young (Israel) Ltd. dated June 17, 2015.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION AND THE MEETING

The following questions and answers are intended to briefly address certain commonly asked questions regarding the Merger, the Merger Agreement and the Meeting.  These questions and answers may not address all of the questions that may be important to you. Please refer to the more detailed information contained elsewhere in this Proxy Statement, the appendices attached to this Proxy Statement and the documents referred to or incorporated by reference in this Proxy Statement, which you are urged to read carefully and in their entirety. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 73.

Q:	Why am I receiving this proxy statement?

A:
Lumenis is soliciting proxies for a Special General Meeting of shareholders of our company, which we refer to as the Meeting.  You are receiving this Proxy Statement because you owned Ordinary B Shares of our company, nominal value NIS 0.85 per share, which we refer to as Ordinary B Shares, on June 30, 2015, which is the record date for the Meeting, and that entitles you to vote at the Meeting.  By use of a proxy, you can vote your shares whether or not you attend the Meeting.  This Proxy Statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

Q:	What am I being asked to vote on?

A:
You are being asked to vote on the following proposals:

Proposal 1—the approval, pursuant to Section 320 of the Companies Law, 5759-1999 of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of Lumenis with Laguna Merger Sub Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Laguna Holdco Ltd. (which we refer to as Parent), which is itself a company formed under the laws of the State of Israel and an indirect wholly-owned subsidiary of XIO Fund I LP, a Cayman Islands exempted limited partnership (which we refer to as XIO), including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Lumenis, with Lumenis surviving and becoming a wholly-owned subsidiary of Parent (which we refer to as the Merger); (ii) the Agreement and Plan of Merger, dated as of June 18, 2015, by and among Lumenis, Merger Sub and Parent (which we refer to as the Merger Agreement); (iii) the consideration to be received by Lumenis’ shareholders in the Merger, consisting of US$14.00 in cash (we refer to that cash consideration as the Merger Consideration), without any interest thereon, and subject to the withholding of any applicable withholding taxes, for each Ordinary B Share held as of immediately prior to the effective time of the Merger (which we refer to as the Effective Time); (iv) the conversion of each outstanding option to purchase one Ordinary B Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option, to be paid on a lump-sum basis upon the closing of the Merger (in the case of a vested option) or over time following the closing of the Merger (for an unvested option); and (v) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached as Appendix A to this Proxy Statement (we refer to this proposal collectively as the Merger Proposal).

Proposal 2—the approval of an increase in the maximum indemnification amount that the Company may provide for its officers and directors under existing agreements with them, to the greater of (i) twenty-five percent (25%) of the Company’s total shareholders’ equity according to the Company’s most recent financial statements as of the time of the actual payment of indemnification, and (ii) $100 million, in place of the greater of (x) twenty-five percent (25%) of the Company’s total shareholders’ equity and (y) $50 million, as provided under existing agreements with them (we refer to this proposal as the Indemnification Revision Proposal); and

Proposal 3—the approval, in accordance with the requirements of the Companies Law, of (i) an amendment of certain employment terms of Ms. Zipora (Tzipi) Ozer-Armon, our Chief Executive Officer, or the CEO (the amendment of some of such terms is subject to the consummation of the Merger), (ii) the acceleration and full vesting, subject to and immediately prior to the consummation of the Merger, of all options held by the CEO that are unvested as of immediately prior to the Merger, and (iii) subject to the consummation of the Merger, payment of a bonus to the CEO in acknowledgment and recognition of the CEO’s efforts and contributions to the achievement of the Company’s goals, including the consummation of the Merger (we refer to this proposal as the CEO Proposal).

Beyond what is described above, we do not currently expect there to be any other matters on the agenda at the Meeting; however, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

Q:	What will I receive in the Merger?
A:
Upon completion of the Merger, you will have the right to receive US$14.00 in cash per Ordinary B Share (we refer to that cash consideration as the Merger Consideration), without any interest thereon, and subject to applicable withholding taxes, if any (as described below under the question “Will taxes be withheld from the Merger Consideration that is paid to me in the Merger?”).

The Merger Consideration will be adjusted to reflect fully the appropriate effect of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, stock sale, reorganization, combination, exchange of shares or other similar transaction with respect to the Ordinary B Shares having a record date on or after the date of the Merger Agreement and prior to the Effective Time. The Company’s right to effect any such adjustments to capital is, however, restricted under the Merger Agreement, and we do not therefore anticipate any such adjustments prior to the Effective Time.

You will not receive any shares in the surviving company, Parent or XIO in connection with the Merger, nor will you have any ownership interest in the surviving company, Parent or XIO following the completion of the Merger.

Q:	When will the Merger be completed?
A:
We are working to complete the Merger as soon as practicable and expect to complete the Merger in September 2015, but because the Merger is subject to governmental and regulatory notification filings and certain other conditions, some of which are beyond our and Parent’s control, the exact timing cannot be predicted nor can it be guaranteed that the Merger will ever be completed. Under Israeli law, at least 30 days must elapse from the date of the approval of the Merger by the shareholders of each of our company and Merger Sub before the Merger can become effective.  The Merger Agreement may be terminated if the Merger is not completed by October 18, 2015 (unless such date has been extended by mutual agreement of Parent and us), so long as the terminating party’s material breach of the Merger Agreement did not cause the failure to close the Merger. See the section of this Proxy Statement entitled “The Merger Agreement–Conditions to the Merger” beginning on page 61 for a summary description of these conditions.

Q:	Are there risks I should consider in deciding how to vote on the Merger?
A:	Yes. You should read carefully this Proxy Statement in its entirety, including the factors discussed in the section “Risk Factors” beginning on page 10.
Q:	When and where is the Meeting?
A:
The Meeting will be held on August 3, 2015, at 11:00 a.m. (Israel time) at our executive offices located at Yokneam Industrial Park, 6 Hakidma Street, Yokneam 2069204, Israel. In lieu of your attending the Meeting in person, your shares can be represented and voted at the Meeting via proxy, as described below under the Q&A titled “How do I vote?”

Q:	What vote is required for Lumenis’ shareholders to approve the Merger Proposal?
A:
The approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Ordinary B Shares present, in person or by proxy, at the Meeting where a quorum is present and voting on the Merger Proposal, not including abstentions and broker non-votes and excluding any Ordinary B Shares that are held by Merger Sub, Parent or any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of any of them, including any of their affiliates.

Q:	What vote is required for Lumenis’ shareholders to approve the other proposals on the Meeting agenda?

A:
The approval of the Indemnification Revision Proposal (Proposal 2) requires the affirmative vote of the holders of a majority of the Ordinary B Shares present, in person or by proxy, at the Meeting, not including abstentions and broker non-votes.

The approval of the CEO Proposal (Proposal 3) requires the affirmative vote of the holders of a majority of the Ordinary B Shares present, in person or by proxy, at the Meeting, not including abstentions and broker non-votes, and in addition, requires fulfillment of either of the two following conditions as part of the approval by a simple majority:

●
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the CEO Proposal that are voted at the Meeting, excluding abstentions; or

	●	the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against approval of the CEO Proposal does not exceed two percent (2%) of the aggregate voting rights in our company.

Q:	How does Lumenis’ board of directors recommend that I vote with respect to the Merger Proposal?
A:
Our board of directors has unanimously adopted and approved the Merger Agreement and approved the Merger and the other transactions contemplated by the Merger Agreement. Consequently, the board unanimously recommends that you vote “FOR” the Merger Proposal.

Q:	How does Lumenis’ board of directors recommend that I vote with respect to the other proposals on the Meeting agenda?
A:
Our board of directors has unanimously approved the Indemnification Revision Proposal (Proposal 2) and the CEO Proposal (Proposal 3). Consequently, the board unanimously recommends that you vote “FOR” the Indemnification Revision Proposal and “FOR” the CEO Proposal.

Q:	Why is Lumenis’ board of directors recommending that I vote “FOR” the approval of the Merger Proposal?
A:
Our board of directors has determined that the terms and provisions of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, are fair to and in the best interests of our company and our shareholders.  For additional information see the sections of this Proxy Statement entitled “The Merger – Background of the Merger” beginning on page 22 and “The Merger–Our Reasons for Approving the Merger” beginning on page 26.

Q:	What is the process for payment of the Merger Consideration?
A:
Once all conditions to closing of the Merger are satisfied, including, but not limited to, receipt of all governmental and regulatory approvals, we will be able to effect the closing of the Merger.  In the event that all closing conditions are fulfilled, the closing of the Merger will occur and payment will be made to the paying agent appointed by Parent, which we refer to as the Paying Agent.  You should not send your certificates representing Ordinary B Shares to us or anyone else until you receive instructions from the Paying Agent. If you are a holder of record immediately prior to the Effective Time, promptly after the Merger is completed, the Paying Agent will send you a letter of transmittal with detailed instructions regarding the transfer of your Ordinary B Shares held in book entry form or surrender of your certificates representing Ordinary B Shares, as applicable, and any other required documentation, including a United States Internal Revenue Service, which we refer to as the IRS, Form W-9 or appropriate Form W-8 (as applicable) and a tax declaration form that includes a representation as to whether or not you are an Israeli resident and other representations required in order to determine your tax status with respect to the Ordinary B Shares, which we refer to as the Tax Declaration Form, to facilitate payment in exchange for the Merger Consideration for each Ordinary B Share that you hold. If your shares are held in “street name” by your bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee as to how to effect the surrender or transfer of your “street name” shares in exchange for the Merger Consideration, and you will be required to deliver an IRS Form W-9 or appropriate Form W-8 (as applicable) and a Tax Declaration Form prior to receiving the Merger Consideration.

If you do not deliver an IRS Form W-9 or Form W-8 (as applicable), you may be subject to United States federal backup withholding as described in the section of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger–Certain United States Federal Income Tax Consequences.” If you do not deliver a Tax Declaration Form or you indicate you are a resident of Israel on the Tax Declaration Form, Israeli withholding tax will be withheld from the Merger Consideration paid to you as described in the section of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger–Israeli Income Tax Consequences” beginning on page 42, unless you have provided a valid certificate from the Israeli Tax Authority, in which case tax will be withheld in accordance with the provisions of the valid certificate, or will not be withheld if so provided therein.

 Please also see the question below “Will taxes be withheld from the Merger Consideration that is paid to me in the Merger?”

Q:	Will taxes be withheld from the Merger Consideration that is paid to me in the Merger?
A:
It depends on your tax status and the documents that you submit to the Paying Agent when you receive a letter of transmittal upon the consummation of the Merger.

With respect to withholding of U.S. taxes, if you are a United States Holder (as defined under “The Merger–Material Tax Consequences of the Merger–Certain United StatesFederal  Income Tax Consequences” below), proceeds from the exchange of Ordinary B Shares pursuant to the Merger generally will be subject to U.S. federal backup withholding at the applicable rate (currently 28%) unless you provide a valid taxpayer identification number and comply with certain certification procedures (generally by providing a properly completed IRS Form W-9) or otherwise establish an exemption from backup withholding.  If you are not a United States Holder, you must complete an appropriate IRS Form W-8 that certifies that you are not a United States person, or you must otherwise establish an exemption from backup withholding in order to avoid the withholding of U.S. federal taxes on the payment of the Merger Consideration.

As to the withholding of Israeli taxes, the withholding will be applied in accordance with the Merger Agreement (and as described below) or in accordance with a ruling that may be obtained by the Parent prior to the Effective Time, subject to the sole satisfaction of the Company, under which the following rules will apply:

(1)
payments to be made to eligible Israeli brokers or Israeli financial institutions will not be subject to Israeli withholding tax, and the relevant Israeli broker or Israeli financial institution will withhold Israeli tax, if any, as required by Israeli law;

(2)
Payments to be made to eligible foreign brokers or foreign financial institutions on behalf of eligible Israeli brokers or Israeli financial institutions will not be subject to Israeli withholding tax, and the relevant Israeli broker or Israeli financial institution will withhold Israeli tax, if any, as required by Israeli law;

(3)
payments to be made to shareholders who certify that they (i) acquired their Ordinary B Shares on or after Lumenis’ initial public offering on NASDAQ and while the Ordinary B Shares were listed on NASDAQ, (ii) are non-Israeli residents for purposes of the Israeli Income Tax Ordinance (New Version), 5721-1961, and (iii) are not “5% shareholders” (as defined below), will not be subject to Israeli withholding tax; and

(4)
payments to be made to shareholders who are not described in clauses (1), (2) and (3) above will be subject to Israeli withholding tax at the fixed rate of 25% (for individuals) or 26.5% (for corporations) of the Merger Consideration payable to them, or at a lesser rate, or will be exempted from withholding tax, as may be provided in a valid certificate issued by the Israeli Tax Authority that you may furnish to the Paying Agent as an attachment to the letter of transmittal.

Please see “The Merger–Material Tax Consequences of the Merger” beginning on page 38 below for more information concerning the withholding of taxes from the Merger Consideration.

We urge you to consult your tax advisor with respect to the specific tax consequences of the Merger to you in light of your own particular circumstances, including, but not limited to, federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

Q:	What effects will the proposed Merger have on our company?
A:
As a result of the Merger, our company will cease to be a publicly-traded company and will become a privately-held company that is a wholly-owned subsidiary of Parent. Following the completion of the Merger, the registration of the Ordinary B Shares and our reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, will be terminated upon notification to the U.S. Securities and Exchange Commission, which we refer to as the SEC. In addition, upon completion of the Merger, the Ordinary B Shares will no longer be listed on the NASDAQ Global Select Market.

Q:	What happens if the Merger is not completed?
A:
If the Merger is not completed for any reason, our shareholders will not receive any Merger Consideration for their Ordinary B Shares. Instead, we will remain a public company and the Ordinary B Shares will continue to be listed on the NASDAQ Global Select Market. Under certain circumstances related to a termination, as specified in the Merger Agreement, we may be required to pay Parent a termination fee as described in the section of this Proxy Statement entitled “The Merger Agreement–Termination Fee” beginning on page 63.

Q:	What interests do the directors and executive officers of our company have in the Merger?

A:
In considering the recommendation of our board of directors with respect to the Merger Agreement and the Merger, you should be aware that certain of our officers and directors have agreements or arrangements that provide them interests in the Merger that may be different from, or in addition to, the interests of other Lumenis shareholders, including:

●
members of our management and other employees will receive $3 million, in the aggregate, in bonuses conditioned upon the effectiveness of the Merger ($1 million of which will be payable to our CEO, subject to the approval of Proposal 3 at the Meeting);

●
certain indemnification and insurance provisions in favor of our directors and officers are included in the Merger Agreement, including (i) an undertaking by the Parent to indemnify, for seven years after the Effective Time, all current and former directors and officers of Lumenis and its subsidiaries for acts or omissions occurring prior to the Effective Time and honor our obligations pursuant to any indemnification agreements between Lumenis or its subsidiaries, on the one hand, and any current or former directors, officers and employees of Lumenis and its subsidiaries, on the other hand (after giving effect to an increased maximum indemnification amount, assuming the approval of Proposal 2 at the Meeting), and (ii) the Company’s obligation to maintain (or obtain a substitute policy for) its directors’ and officers’ liability insurance for a seven year period following the Effective Time, or purchase a seven year “tail” policy in respect of its directors’ and officers’ insurance policy, in each case at the pre-Merger coverage level, for all current and former directors and officers of the Company and its subsidiaries serving at or prior to the Effective Time;

●
the vesting of each option to purchase one Ordinary B Share held by each of our directors, our Chief Executive Officer and our Chief Financial Officer (in the case of our Chief Executive Officer, subject to the separate approval of her compensation terms under Proposal 3 at the Meeting) will accelerate when the Merger becomes effective and will entitle those office holders to receive, upon the effectiveness of the Merger, an amount of cash equal to the excess (if any) of the Merger Consideration over the exercise price of such option, for each such option held by them; and

●
if the Merger is consummated (and Proposal 3 is approved as well), the notice period for termination of our CEO’s employment agreement would be extended to 12 months, during which our CEO would be entitled to continue to receive benefits (as described in Proposal 3 below).

For additional details, see “The Merger–Interests of our Executive Officers and Directors in the Merger” beginning on page 46.

Our compensation committee and board of directors were aware of these different or additional interests in determining to approve and adopt the Merger Agreement, the Merger and all related matters, and to recommend to our shareholders that they vote in favor of the Merger Proposal and the other proposals that are subject to approval at the Meeting.

Q.	What do I need to do now?
A.
This Proxy Statement contains important information regarding the Merger and the other proposals to be considered at the Meeting, as well as information about us. It also contains important information regarding the factors considered by our board of directors in evaluating the Merger Proposal, the Indemnification Revision Proposal and the CEO Proposal. You are urged to read this Proxy Statement carefully and in its entirety. You should also complete, sign and date the enclosed proxy card and return it in the enclosed envelope. You should also review the documents referenced under the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 73.

Q.	How do I vote?
A.
You should indicate on the enclosed proxy card how you want to vote, date, sign and mail it in the enclosed envelope as soon as possible, so that your shares can be voted at the Meeting. The Meeting will take place on August 3, 2015 at 11:00 a.m. (Israel time), at our executive offices located at Yokneam Industrial Park, 6 Hakidma Street, Yokneam 2069204, Israel. Whether or not you submit a proxy, you may attend the Meeting and vote your shares in person.

Q:	What do I do if I want to change my vote?
A:
You may send a written notice of revocation, or send a later-dated, completed and signed proxy card relating to the same shares, to us at our executive offices located at Yokneam Industrial Park, P.O. Box 240, Yokneam 2069204, Israel, to the attention of Ms. Margarita Feigin, our Associate General Counsel, or via fax or email to Ms. Feigin at +972-4-959-9060 or margarita.feigin@lumenis.com, respectively, so it is received prior to the Meeting. Ordinary B Shares represented by properly executed proxies received by us not later than forty-eight (48) hours prior to the Meeting will be voted at the Meeting in accordance with the directions on the proxies, unless such proxies have been previously revoked or superseded.  Alternatively, you may attend the Meeting and vote in person. Attendance without voting at the Meeting will not, in and of itself, however, revoke a prior proxy card that you have submitted.

Q:	If my shares are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?
A:
Your bank, broker or other nominee will vote your shares only if you provide instructions to your bank, broker or other nominee on how to vote. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares and be certain to provide your bank, broker or other nominee with instructions on how to vote your shares. You may be able to provide such instructions via the Internet (at www.proxyvote.com). If your shares are held in “street name,” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

Q:	Who can vote at the Meeting?
A:
Only those holders of record of outstanding Ordinary B Shares at the close of business on June 30, 2015, which is the record date for the Meeting, are entitled to vote at the Meeting.  As of that date, there were 36,045,354 Ordinary B Shares outstanding and entitled to vote.  Each Ordinary B Share entitles its holder to one vote at the Meeting.

Q:	What happens if I sell my shares before the Meeting?
A:
The record date for the Meeting is earlier than the Meeting and the date that the Merger is expected to be completed. If you transfer your Ordinary B Shares after the record date but before the Meeting, you will retain your right to vote at the Meeting, but will have transferred the right to receive the Merger Consideration with respect to such Ordinary B Shares. In order to receive the Merger Consideration, you must hold your Ordinary B Shares through the completion of the Merger.

Q:	Am I entitled to appraisal rights in connection with the Merger?
A:
No. Under Israeli law, holders of Ordinary B Shares are not entitled to appraisal rights in connection with the Merger. However, under the Companies Law, objections to the Merger may be filed by our creditors with the Israeli district court.  See “The Merger–No Appraisal Rights; Objections by Creditors” on page 31.

Q:	Are there any voting agreements with existing shareholders?
A
Yes. Concurrently with the execution of the Merger Agreement Parent entered into a voting agreement with each of Viola-LM Partners L.P. and XT Hi-Tech Investments (1992) Ltd., shareholders of our company, under which such shareholders agreed and undertook to vote their Ordinary B Shares in favor of the Merger and the approval of the Merger Agreement.  See “The Merger–Our Reasons for Approving the Merger” beginning on page 26.

Q:	Who will pay the costs of soliciting votes for the Meeting?
A:
We are making this solicitation and will pay the entire cost of preparing, printing, mailing and distributing the proxy materials and soliciting votes with respect to the Meeting. In addition to the mailing of the proxy materials, the solicitation of proxies may be made in person, by telephone or by electronic communication by certain of our directors, officers and other employees, who will not receive any additional compensation for such activities.

Q:	Who can help answer my questions?
A:	If you have additional questions about the Merger Agreement or the Merger, or would like additional copies of this Proxy Statement or the enclosed proxy card, you should contact:

Michael Piccinino, CFA Westwicke Partners, LLC (443) 213-0500 Lumenis@westwicke.com

RISK FACTORS

In addition to the other information included in this Proxy Statement, including the matters addressed under the caption titled “Cautionary Statement Regarding Forward-Looking Statements” on page 13, you should consider carefully the following risk factors in determining how to vote at the Meeting.  The following is not intended to be an exhaustive list of the risks related to the Merger and you should read and consider the risk factors described under Part 1, Item 3.D, “Key Information — Risk Factors” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, which we filed with the SEC on April 2, 2015, and which is incorporated by reference into this Proxy Statement.

Failure to complete the Merger could negatively impact our stock price, business, financial condition, results of operations or prospects.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement–Conditions to the Merger” beginning on page 61, including that:

•	shareholder approval of the Merger Proposal be obtained at the Meeting;

•	the waiting period under the Hart-Scott-Rodino Improvements Act of 1976 and the rules and regulations promulgated thereunder (which we refer to as the HSR Act), shall have expired or terminated;

•	no Company Material Adverse Effect (as defined herein) shall have occurred since the signing of the Merger Agreement; and

•
our CEO shall be an employee of the Company immediately prior to the Effective Time (other than due to death or disability) and shall not have rescinded or purported to have rescinded her employment agreement.

No assurance can be given that each of the conditions will be satisfied.  In addition, the Merger Agreement may be terminated under the circumstances described in the section entitled “The Merger Agreement–Termination Provisions” beginning on page 62.  If the conditions are not satisfied or waived in a timely manner and the Merger is delayed, payment of the Merger Consideration will also be delayed.  If the Merger is not completed (including in the case the Merger Agreement is terminated), our ongoing business may be adversely affected and, without realizing any of the benefits of having completed the Merger, we will be subject to a number of risks, including the following:

•
we may be required to pay Parent a termination fee, if the Merger is terminated under certain circumstances described in the section entitled “The Merger Agreement– Termination Fee” beginning on page 63.

•	we will be required to pay certain costs relating to the Merger, including legal and accounting fees, even though the Merger will not have been completed;

•	the price of our Ordinary B Shares may decline to the extent that the current market price reflects a market assumption that the Merger will be completed;

•
under the Merger Agreement, we are subject to certain restrictions on the conduct of our business prior to completing the Merger that may affect our ability to execute certain of our business strategies; and

•
during the period before completion of the Merger our management’s attention may be diverted from the day−to−day business of the Company, which could otherwise have been devoted to other opportunities that may have been beneficial to us as an independent company, and there may be unavoidable disruptions to our employees and our relationships with customers and suppliers.

We also could be subject to litigation related to any failure to complete the Merger or related to any enforcement proceeding commenced against us to perform our obligations under the Merger Agreement.  If the Merger is not completed, these risks may materialize and may adversely affect the price of our Ordinary B Shares, our business, financial condition, results of operations or prospects.

Some of our directors and officers have interests that may differ from the interests of our shareholders, and these persons may have conflicts of interest in recommending to our shareholders to approve the Merger Proposal.

Some of the members of management and our board of directors may have interests that differ from, or are in addition to, their interests as shareholders, which are described in the section entitled “The Merger–Interests of our Directors and Executive Officers in the Merger” beginning on page 46.  These interests could cause members of our board of directors or our management to have a conflict of interest in recommending approval of the Merger Proposal.

The fact that there is a merger pending could harm our business, revenue and results of operations.

While the Merger is pending, it creates uncertainty about our future.  As a result of this uncertainty, customers may decide to delay, defer or cancel purchases of our products pending completion of the Merger or termination of the Merger Agreement and suppliers may require additional securities or more strict payment term pending completion of the Merger or termination of the Merger Agreement.  If these decisions represent a significant portion of our anticipated revenue, our results of operations and quarterly revenues could be substantially below the expectations of investors.

In addition, while the Merger is pending, we are subject to a number of risks that may harm our business, revenue and results of operations, including:

•	the diversion of management and employee attention and the unavoidable disruption to our relationships with customers and suppliers may detract from our ability to grow revenues and minimize costs;

•	we have and will continue to incur expenses related to the Merger prior to its closing; and

•	we may be unable to respond effectively to competitive pressures, industry developments and future opportunities.

Our current and prospective employees may be uncertain about their future roles and relationships with the Company following completion of the Merger.  This uncertainty may adversely affect our ability to attract and retain key personnel.

Our obligation to pay a termination fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other acquisition proposals may discourage other transactions that may be favorable to our shareholders.

Until the Merger is completed or the Merger Agreement is terminated, with limited exceptions, the Merger Agreement prohibits us from entering into, soliciting or engaging in negotiations with respect to acquisition proposals or other business combinations.  Under certain circumstances, including in the event that following the public announcement (and non-withdrawal) of an alternative acquisition proposal, we fail to obtain shareholder approval for the Merger Proposal or the Merger is not consummated by October 18, 2015 (not due to the Parent’s or Merger Sub’s breach of the Merger Agreement), and, in either case, we or the Parent subsequently terminate the Merger Agreement, and we sign a definitive agreement within 12 months of the termination of the Merger Agreement in respect of, and subsequently close, such alternative acquisition, we will be obligated to pay Parent a termination fee of $18.5 million.  Furthermore, our termination of the Merger Agreement prior to obtaining the shareholder approval for the Merger Proposal in order to accept a superior acquisition proposal or the Parent’s termination in the event a change in the recommendation of our board of directors in favor of the Merger (including failure to reaffirm its recommendation under certain circumstances), will result in our being required to pay Parent a termination fee of $18.5 million. In addition, our termination of the Merger Agreement in order to accept a superior acquisition proposal following receipt of the shareholder approval for the Merger Proposal will result in our being required to pay a $25 million termination fee. Under certain other circumstances involving the termination of the Merger Agreement, we will instead be obligated to reimburse Parent its fees and expenses in connection with the transactions contemplated by the Merger Agreement, in an agreed amount of $1.25 million. These provisions could discourage other companies from proposing alternative transactions that may be more favorable to our shareholders than the Merger.

If the Merger is not consummated by October 18, 2015, either we or Parent may, under certain circumstances which may be beyond our control, choose not to proceed with the Merger.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement–Conditions to the Merger” beginning on page 61 and set forth in the Merger Agreement.  The fulfillment of certain of these conditions is beyond our control, such as the receipt of our shareholders’ approval of the Merger, and the expiration or termination of the waiting period under the HSR Act.  If the Merger has not been completed by October 18, 2015, either the Company or Parent may terminate the Merger Agreement, unless the failure of the Merger to be completed has resulted from or was principally caused by the failure of the party seeking to terminate the Merger Agreement to perform its obligations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Proxy Statement, including information set forth or incorporated by reference in this document, contains statements that constitute forward-looking information statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding the expected timetable for completing the proposed transaction, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities and other events relating to the proposed transaction, the Company's plans, objectives and expectations for future operations, including its projected results of operations., and statements contained in the sections of this Proxy Statement entitled “Questions and Answers About the Transaction and the Meeting,” “The Merger” and “Regulatory Matters” and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases. These statements, which are based on information currently available to us, are not guarantees and involve risks and uncertainties that could cause actual results to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this Proxy Statement or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors.

In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers should not place undue reliance on forward-looking statements. We cannot guarantee any future results, including with respect to the Merger. The statements made in this Proxy Statement represent our views as of the date of this Proxy Statement, and it should not be assumed that the statements made herein remain accurate as of any future date. Moreover, we assume no obligation to update forward-looking statements or update the reasons that actual results could differ materially from those anticipated in forward-looking statements, except as required by law.

THE SPECIAL GENERAL MEETING

Time and Place of the Meeting

This Proxy Statement is being furnished to holders of Ordinary B Shares in connection with the solicitation of proxies by and on behalf of our board of directors for use at the Meeting to be held on August 3, 2015, at 11:00 a.m. (Israel time), at our executive offices located at Yokneam Industrial Park, 6 Hakidma Street, Yokneam 2069204, Israel, and at any adjournment or postponement thereof. We are first mailing this Proxy Statement, the accompanying Notice of Special General Meeting of Shareholders, letter to shareholders and proxy card on or about July 13, 2015 to all holders of Ordinary B Shares entitled to vote at the Meeting.

Purposes of the Meeting; Proposed Resolutions

Merger Proposal. At the Meeting, our shareholders will consider and vote on the Merger Proposal, which is a proposal to approve the Merger, the Merger Agreement, and the other transactions contemplated by the Merger Agreement. To approve the Merger Proposal, it is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve, pursuant to Section 320 of the Companies Law, the merger of Lumenis with Laguna Merger Sub Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Laguna Holdco Ltd., a company formed under the laws of the State of Israel (which we refer to as Parent), which is itself an indirect wholly-owned subsidiary of XIO Fund I LP, a Cayman Islands exempted limited partnership (which we refer to as XIO), including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Lumenis, with Lumenis surviving and becoming a wholly-owned subsidiary of Parent (which we refer to as the Merger); (ii) the Agreement and Plan of Merger, dated as of June 18, 2015, by and among Lumenis, Merger Sub and Parent (which we refer to as the Merger Agreement); (iii) the consideration to be received by Lumenis’ shareholders in the Merger, consisting of US$14.00 in cash (which we refer to as the Merger Consideration), without any interest thereon, and subject to the withholding of any applicable withholding taxes, for each ordinary B share, nominal value NIS 0.85 per share, of Lumenis (which we refer to as an Ordinary B Share) held as of immediately prior to the effective time of the Merger; (iv) the conversion of each outstanding option to purchase one Ordinary B Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option, to be paid on a lump-sum basis upon the closing of the Merger (in the case of a vested option) or over time following the closing of the Merger (for an unvested option); and (v) all other transactions and arrangements contemplated by the Merger Agreement, as described in the Proxy Statement, dated July 9, 2015, sent by Lumenis to its shareholders in respect of this Meeting.”

Our shareholders must approve the Merger Proposal in order for the Merger to occur. If the shareholders fail to approve and adopt the Merger Proposal, the Merger will not occur. For more information about the Merger and the Merger Agreement, see the sections of this Proxy Statement entitled “The Merger” and “The Merger Agreement” beginning on pages 22 and 48, respectively.

Other Proposals. You will also consider Proposals 2 and 3 (described at greater length below in this Proxy Statement) at the Meeting.

Under Proposal 2, approval will be sought for an increase in the maximum indemnification amount that the Company may provide for its officers and directors under existing agreements with them, to the greater of (i) $100 million and (ii) 25% of our shareholders’ equity, in place of the greater of (x) $50 million and (y) 25% of our shareholders’ equity, as well as authorization of our officers to execute and deliver, and to perform under, any amendment to (or amended and restated form of) indemnification agreement with each of our officers and directors party to such agreements (we refer to this proposal as the Indemnification Revision Proposal). The proposed resolutions for Proposal 2 read as follows:

“RESOLVED, that the amendment of the indemnification agreement by and between the Company and each of its current officers and directors who are party to such agreement (the form of such agreement having been set forth as Appendix C to the Company’s proxy statement dated January 6, 2014 for the Company’s Special General Meeting that took place on January 30, 2014, attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K that was furnished to the Securities and Exchange Commission on January 6, 2014), or the D&O Indemnification Agreement, to provide in Exhibit A thereof for a “Maximum Amount” per each specific indemnification event and an “Aggregate Limit Amount” for all indemnification events within all categories of such events together, equal to the greater of (i) twenty-five percent (25%) of the Company’s total shareholders’ equity according to the Company’s most recent financial statements as of the time of the actual payment of indemnification, and (ii) $100 million (in place of the greater of (x) twenty-five percent (25%) of the Company’s total shareholders’ equity and (y) $50 million, as provided in the current version of the D&O Indemnification Agreement), be, and hereby is, approved by the Company’s shareholders; and be it

FURTHERMORE RESOLVED, that the appropriate officers of the Company be, and hereby are, authorized, on behalf of the Company, to execute and deliver, and to perform under, the amended D& O Indemnification Agreement with each officer and director party to such agreement.”

Under Proposal 3, approval will be sought for (i) an amendment of certain employment terms of Ms. Zipora (Tzipi) Ozer-Armon, our Chief Executive Officer, or the CEO, (ii) subject to and immediately prior to the consummation of the Merger, the acceleration and full vesting of all options held by the CEO, which are unvested as of immediately prior to the Merger, and (iii) a bonus payment to the CEO in acknowledgment and recognition of the CEO’s efforts and contributions to the achievement of the Company’s goals, including the consummation of the Merger (we refer to this proposal as the CEO Proposal), as well as authorization of our officers to execute and deliver, and to perform under, any amendment to (or amended and restated form of) Ms. Ozer-Armon’s employment agreement with our company that reflects those amended compensation terms. The proposed resolutions for Proposal 3 read as follows:

“RESOLVED, that each of the following— (i) an amendment of certain employment terms of Ms. Zipora (Tzipi) Ozer-Armon, our Chief Executive Officer, or the CEO (the amendment of some of such terms is subject to the consummation of the Merger), (ii) the acceleration and full vesting, subject to and immediately prior to the consummation of the Merger, of all options held by the CEO that are unvested as of immediately prior to the Merger, and (iii) subject to the consummation of the Merger, payment of a bonus to the CEO in acknowledgment and recognition of the CEO’s efforts and contributions to the achievement of the Company’s goals, including the consummation of the Merger, in each case as described in the Proxy Statement, dated July 9, 2015, sent by Lumenis to its shareholders in respect of this Meeting, be, and the same hereby is, approved; and be it

FURTHERMORE RESOLVED, that the appropriate officers of the Company be, and hereby are, authorized, on behalf of the Company, to execute and deliver, and to perform under, any amendment to (or amended and restated form of) Ms. Ozer-Armon’s employment agreement with the Company that reflects the terms described in Proposal 3 of the subject proxy statement for this Meeting.”

We will also conduct such other business that may properly come before the Meeting or any adjournment or postponement of the Meeting. Other than Proposals 1, 2 and 3, we do not expect there to be any other matters on the agenda at the Meeting.

Recommendation of our Board of Directors

OUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER PROPOSAL IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU AND THE OTHER SHAREHOLDERS OF THE COMPANY VOTE “FOR” THE MERGER PROPOSAL. See “The Merger–Our Reasons for Approving the Merger” beginning on page 26.

OUR BOARD ALSO BELIEVES THAT APPROVAL OF EACH OF THE INDEMNIFICATION REVISION PROPOSAL AND THE CEO PROPOSAL ARE IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, AND THEREFORE RECOMMENDS THAT YOU VOTE “FOR” THE INDEMNIFICATION REVISION PROPOSAL AND CEO PROPOSAL. See Proposals 2 and 3 below for a further explanation.

Record Date, Method of Voting and Quorum Requirements

In accordance with the Companies Law and our Articles of Association, as amended, our board of directors has fixed June 30, 2015 as the record date for determining the shareholders entitled to vote at the Meeting. Accordingly, you are entitled to vote at the Meeting only if you were a record holder of Ordinary B Shares at the close of business on that date, irrespective of the amount of Ordinary B Shares in your possession on such date.  As of the record date, there were 36,045,354 Ordinary B Shares outstanding and entitled to vote.  Your shares may be voted at the Meeting only if you are present or your shares are represented by a valid proxy at the Meeting.

You are being asked to vote the shares held directly in your name as a shareholder of record and any shares you hold in “street name” as beneficial owner. Shares held in “street name” are shares held on your behalf by a bank, a broker in a stock brokerage account or a nominee.

The method of voting differs for shares held as a record holder and shares held in “street name.” Record holders will receive proxy cards. Holders of shares in “street name” will receive voting instruction forms in order to instruct their banks, brokers or other nominees on how to vote, and may also provide such instructions via the Internet, at www.proxyvote.com.

Proxy cards and voting instruction forms are being solicited on behalf of our board of directors from our shareholders in favor of the proposals as described in this Proxy Statement.

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction forms. For example, shareholders who hold shares in more than one brokerage account will receive a separate voting instruction form for each brokerage account in which shares are held.

Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction form you receive.

A quorum must be present in order for the Meeting to be held. At least two shareholders present, in person or by proxy, and holding or representing, in the aggregate, at least twenty-five percent (25%) of the voting power of our company, will constitute a quorum at the Meeting. Ordinary B Shares that are voted in person or by proxy “FOR” or “AGAINST” any proposal are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matter. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting will stand adjourned until one week thereafter at the same time and place. At the adjourned meeting, two or more shareholders (regardless of the percentage of our Ordinary B Shares held by them) who are present will constitute a quorum for the business for which the original Meeting was called.

Voting Rights and Vote Required

Each Ordinary B Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Meeting.

Approval of the Merger Proposal requires the affirmative vote of a majority of the Ordinary B Shares present (in person or by proxy) and voting (not including abstentions and broker non-votes) at the Meeting (or at any adjournment thereof), excluding any Ordinary B Shares that are held by Merger Sub, Parent, or any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of any of them, including any of their affiliates.

Approval of the Indemnification Revision Proposal requires the affirmative vote of a majority of the Ordinary B Shares present (in person or by proxy) and voting (not including abstentions and broker non-votes) at the Meeting (or at any adjournment thereof).

Approval of the CEO Proposal requires the affirmative vote of a majority of the Ordinary B Shares present (in person or by proxy) and voting (not including abstentions and broker non-votes) at the Meeting (or at any adjournment thereof), and furthermore requires that either of the following two voting conditions be met as part of the approval by such majority:

●
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the CEO Proposal that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against approval of the CEO Proposal does not exceed two percent (2%) of the aggregate voting rights in our company.

Under the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer. Furthermore, for purposes of Proposal 3, a “controlling shareholder” also includes any shareholder holding 25% or more of the voting rights in our company if no other shareholder holds more than 50% of the voting rights.

A “personal interest” of a shareholder, for purposes of the vote on Proposal 3, (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of Ordinary B Shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of a proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on Proposal 3; however, the vote of any such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder is a controlling shareholder or has a personal interest in the approval of Proposal 3, and failure to do so disqualifies the shareholder from participating in the vote on that proposal. Since it is highly unlikely that any of our public shareholders is a controlling shareholder or has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder and has no personal interest with respect to the approval of the CEO Proposal.  If you believe that you, or a related party of yours, is a controlling shareholder or possesses such a personal interest and you wish to participate in the vote on Proposal 3, you should not fill out the enclosed proxy card and should instead contact Ms. Margarita Feigin, our Associate General Counsel, at +972-4-959-9000 (Fax: +972-4-959-9060), who will advise you as to how to submit your vote. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest, you may also contact the representative managing your account, who could then contact our Associate General Counsel on your behalf.

Adjournment

If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting will stand adjourned until one week thereafter at the same time and place. At the adjourned meeting, two or more shareholders (regardless of the percentage of our Ordinary B Shares held by them) who are present will constitute a quorum for the business for which the original Meeting was called.

Voting Procedures; Revoking Proxies or Voting Instructions

Shareholders of Record

If you are a shareholder of record, meaning that your Ordinary B Shares are represented by book-entry positions or share certificate(s) that are registered in your name with us and our transfer agent as of the record date, you may vote (a) in person by attending the Meeting or (b) by marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

You may revoke your proxy at any time before the vote is taken at the Meeting by (a) delivering to us at our executive offices located at Yokneam Industrial Park, P.O. Box 240, Yokneam 2069204, Israel, to the attention of Ms. Margarita Feigin, our Associate General Counsel, or via fax or email to Ms. Feigin at +972-4-959-9060 or margarita.feigin@lumenis.com, respectively, a written notice of revocation, bearing a later date than the proxy, stating that the proxy is revoked, (b) by properly submitting a later-dated proxy relating to the same shares or (c) by attending the Meeting and voting in person (although attendance at the Meeting will not, by itself, revoke a proxy). Ordinary B Shares represented by properly executed proxies received by us no later than forty-eight (48) hours prior to the Meeting will, unless such proxies have been previously revoked or superseded, be voted at the Meeting in accordance with the directions on the proxies. Written notices of revocation and other communications concerning the revocation of a previously executed proxy should be addressed to us at our executive offices located at Yokneam Industrial Park, P.O. Box 240, Yokneam 2069204, Israel, Attention: Ms. Margarita Feigin, Associate General Counsel, or via fax or email to Ms. Feigin at +972-4-959-9060 or margarita.feigin@lumenis.com, respectively.

You may also be represented by another person present at the Meeting by executing a proxy designating such person to act on your behalf.

As a shareholder of record, if you sign, date and return your proxy card without indicating how you want to vote, your Ordinary B Shares will be voted “FOR” the Merger Proposal and the Indemnification Revision Proposal and, in the discretion of the proxy holder, on any other business that may properly come before the Meeting or any adjournment or postponement thereof (other than the CEO Proposal).

Shares Held in Street Name

If you hold your Ordinary B Shares in “street name” through a bank, broker or other nominee you should follow the directions on the voting instruction form that you receive from your bank, broker or other nominee as to how to instruct how your shares should be voted (which may include providing your instructions via the Internet, at www.proxyvote.com). If your Ordinary B Shares are held in “street name” and you wish to vote such shares by attending the Meeting in person, you will need to obtain a proxy from your bank, broker or other nominee. If your Ordinary B Shares are held in “street name,” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

A bank, broker or nominee who holds shares for customers who are the beneficial owners of those shares has the authority to vote on “routine” proposals when it has not received instructions from the beneficial owners. However, such bank, broker or nominee is prohibited from giving a proxy to vote those customers’ shares with respect to approving non-routine matters, such as the Merger Proposal, the Indemnification Revision Proposal and the CEO Proposal to be voted on at the Meeting, without instructions from the customer. This is referred to as a broker non-vote. Shares held by a bank, broker or nominee that are not voted at the Meeting because the customer has not provided instructions to the bank, broker or nominee will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal, the Indemnification Revision Proposal, the CEO Proposal or any other proposal and will have no effect on the result of the vote.

Voting of Proxies

All shares represented at the Meeting by valid proxies that we receive in time for the Meeting as a result of this solicitation (other than proxies that are revoked or superseded before they are voted) will be voted in the manner specified on such proxy. If you submit an executed proxy but do not specify how to vote your proxy, your Ordinary B Shares will be voted “FOR” the proposals on the agenda of the Meeting and, in the discretion of the proxy holder, on any other business that may properly come before the Meeting or any adjournment or postponement thereof.

Proxies submitted with instructions to abstain from voting and broker non-votes will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal, the Indemnification Revision Proposal, the CEO Proposal or any other proposal, and will have no effect on the result of the vote.

Solicitation of Proxies

This proxy solicitation is being made and paid for by us on behalf of our board of directors. In addition to solicitation by mail, our directors, officers and employees of our company may solicit proxies for the Meeting from our shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses.

Arrangements will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of Ordinary B Shares held of record by those persons, and we will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing.

SHAREHOLDERS SHOULD NOT SEND ANY STATEMENTS EVIDENCING BOOK-ENTRY POSITIONS IN OUR ORDINARY B SHARES OR CERTIFICATES REPRESENTING ORDINARY B SHARES WITH THEIR PROXY CARDS. IF THE MERGER PROPOSAL IS APPROVED AND THE MERGER IS SUBSEQUENTLY COMPLETED, YOU WILL RECEIVE INSTRUCTIONS FOR SURRENDERING YOUR BOOK-ENTRY POSITIONS OR YOUR CERTIFICATES IN EXCHANGE FOR THE MERGER CONSIDERATION.

SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED. IN ORDER TO AVOID UNNECESSARY EXPENSE, WE ASK YOUR COOPERATION IN RETURNING YOUR PROXY CARD PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.

Questions and Additional Information

If you have questions about the Merger or how to submit your proxy, or if you need any additional copies of this Proxy Statement or the enclosed proxy card or voting instruction form, please contact our Associate General Counsel, Ms. Margarita Feigin, at telephone +972-4-959-9171.

PROPOSAL 1
THE MERGER PROPOSAL

THE PARTIES TO THE MERGER

Our Company

Lumenis Ltd. is a leading global, diversified and growing provider of innovative energy-based, minimally invasive clinical solutions. We have established a strong brand and leadership position across our three segments: surgical, ophthalmic and aesthetic. We provide energy-based solutions for both medically necessary and elective procedures, primarily for the aging population.  Our emphasis on product development has resulted in a strong pipeline of new and next-generation products and applications.  Our direct sales and service organization provides us with a strong presence in our key markets, including the United States, China, Japan, India, Germany and Australia. We generated 69% of our revenues for the year ended December 31, 2014 in the markets where we sell directly. We sell to the remainder of our geographies through an extensive global distributor network, consisting of over 170 independent distributors in over 70 countries worldwide. As of March 31, 2015, we had total assets of $274.6 million, total liabilities of $172 million and total shareholder equity of $102.6 million, and for the quarter then ended, we had total revenues of $68.5 million.  Our Ordinary B Shares are listed on the NASDAQ Global Select Market under the symbol “LMNS.” We are a foreign private issuer and file periodic reports with the SEC pursuant to Sections 13 and 15(d) of the Exchange Act.  See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 73.

Lumenis’ principal offices are located at Yokneam Industrial Park, P.O. Box 240, Yokneam 2069204, Israel.

This Proxy Statement incorporates important business and financial information about Lumenis from other documents that are not included in or delivered with this information statement.  For a list of the documents incorporated by reference in this information statement, see “Where You Can Find More Information” for more information.

Parent

Laguna Holdco Ltd., an Israeli company and an indirect wholly-owned subsidiary of XIO (itself described below), serves as a holding company for Merger Sub.  Parent’s principal executive offices are located at 20 Lincoln Street, Tel Aviv 6713420, Israel, c/o Zellermayer Pelossof Rosovsky Tsafrir Toledano & Co., and its telephone number is (972) 3-625-5555.

Merger Sub

Laguna Merger Sub Ltd., which we refer to as Merger Sub, is an Israeli company and a wholly-owned subsidiary of Parent that was formed for the purpose of effecting the Merger and the transactions contemplated by the Merger Agreement. Merger Sub has not engaged in any business, except activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. The principal executive offices of Merger Sub are located at  20 Lincoln Street, Tel Aviv 6713420, Israel, c/o Zellermayer Pelossof Rosovsky Tsafrir Toledano & Co., and its telephone number is (972) 3-625-5555.

XIO

XIO Group is a global multi-billion dollar alternative investments firm with offices in London, Hong Kong and Shanghai. The company has a significant amount of committed capital in place for global transactions. The Group seeks to leverage its unique global network to provide growth for portfolio companies.

THE MERGER

The description in this Proxy Statement of the Merger is subject to, and is qualified in its entirety by reference to, the Merger Agreement, which is the legal document governing the Merger. We have attached a copy of the Merger Agreement to this Proxy Statement as Appendix A and we urge that you read it carefully in its entirety.

Background of the Merger

The senior management team and board of directors of our company actively monitor and assess developments in the medical device, and energy-based medical device (specifically), industries.  In addition, our senior management team and board of directors regularly consider and evaluate options for achieving our company’s long-term strategic goals and enhancing shareholder value as an independent company and alternatives for business combination transactions to enhance shareholder value. Since our initial public offering in early 2014, our board of directors conducted a number of discussions on alternatives for increasing shareholder value and our board realized that in the current conditions of the industries in which we operate and the capital markets, increasing shareholder value is extremely challenging and uncertain as a stand-alone entity.  The board therefore explored a range of potential transactions with that goal in mind.

The following chronology sets forth a summary of the material events leading up to the execution of the Merger Agreement: At each formal board meeting described below, a majority of our board members who were present and who participated in discussions and the approval of each and every matter that was required to be approved by our board, were independent (as determined previously by the board pursuant to the NASDAQ Listing Rules).  In addition, throughout the chronology of developments described below, prior to and in between each formal board meeting, our Chairman of the Board, Mr. Harel Beit-On, updated all of the board members, on a regular and frequent basis as to the nature and extent of such developments.

In the context of considering alternatives for enhancing shareholder value via a potential business combination transaction, towards the end of 2014, our company held informal discussions with Goldman Sachs Israel LLC, or Goldman Sachs. Further to such discussions, Goldman Sachs told us about XIO, which had previously expressed to Goldman Sachs an interest in pursuing a potential acquisition of or investment in Israeli or Israeli-related companies and being introduced to such companies. In light of such expression of interest, Goldman Sachs arranged a meeting between our Chairman of the Board, Mr. Harel Beit-On, and Mr. Carsten Geyer, a partner at XIO, on November 30, 2014.  Mr. Beit-On updated our senior management team following that meeting.

As a follow-up to that meeting, in December 2014, our CEO, Ms. Ozer-Armon, and our Chief Financial Officer, or CFO, Mr. Ophir Yakovian, provided a management presentation containing publicly disclosed information to Carsten Geyer and Michal Gottlieb from XIO. From February 3, 2015 to February 11, 2015, representatives of Jones Day and Zellermayer Pelossof Rosovsky Tsafrir Toledano & Co., which we refer to as Zelpel, legal counsel to XIO, and Meitar Liquornik Geva Leshem Tal, which we refer to as Meitar, legal counsel to our company, negotiated a non-disclosure agreement between XIO and the Company that contained a standstill in favor of the Company and provisions for a non-solicitation of employees. On February 11, 2015, we entered into a non-disclosure agreement with XIO, enabling us to share information with it concerning our company in connection with a potential investment in, or acquisition of, our company.  The non-disclosure agreement allowed us to continue to communicate with other potential investors or acquirers of our company, and did not commit us to any particular potential transaction, or any transaction at all. Following entry into that agreement, XIO began a general due diligence process with respect to our company. In parallel, our Chairman of the Board regularly updated the directors on these developments.

On February 17, 2015, there was an unsubstantiated article published in the Israeli financial media that noted the potential sale of our company that mentioned a third-party buyer.  The publication was furthermore translated for, and appeared in, the English language press.

Later in February 2015, our management, together with our Chairman of the Board, Mr. Harel Beit-On, and our director, Mr. Yoav Doppelt, interviewed several investment banks and determined to retain Goldman Sachs as our exclusive financial advisor in connection with potential strategic transactions.  This selection was based in large part on Goldman Sachs’ strong knowledge of the global healthcare market as well as experience in executing strategic transactions for Israeli companies.  Goldman Sachs was furthermore quite familiar with our company, as it had served as the lead book-running underwriter for our public offering in February 2014.

On March 10, 2015 we received a non-binding indication of interest from XIO, under which XIO indicated its interest in acquiring 100% of the issued and outstanding shares of our company based on a price per share range, assuming for such purpose only the issued share capital of the Company, of between $12.90 and $14.25 (which reflected a premium to the closing market price of $11.72 as of the previous trading day).  Our company remained silent in the face of this indication of interest, and we did not indicate whether we would accept the terms thereof, in light of our interest in continuing to explore possibilities to maximize value for our shareholders.  Our Chairman of the Board updated our board members concerning this offer.

During the period from mid-March 2015 until April 29, 2015, at the instruction of our company, representatives of Goldman Sachs initiated discussions with a multitude of legitimate potential acquirers that based on Goldman Sachs’ judgment and experience might be willing and able to consider a strategic transaction with our company at the highest possible price. Such third parties included both financial and strategic acquirers. Goldman Sachs advised our Chairman and our CEO, Ms. Zipora Ozer-Armon, that the diverse nature of the businesses that our company operates in (that is, surgical, aesthetics and ophthalmology) would very likely limit the number of strategic acquirers interested in pursuing a transaction with our company.

During this same period of time from mid-March 2015 until April 29, 2015, we also received unsolicited, incoming indications of interest from other third parties. During this period, Goldman Sachs provided periodic updates to our Chairman of the Board, Mr. Beit-On, our director, Mr. Yoav Doppelt, and our CEO, Ms. Ozer-Armon, concerning the results of its discussions and/or incoming indications of interest.

One such unsolicited indication of interest included a non-binding letter of intent from a third party that initially suggested a price range that was comparable to the range contained in XIO’s March 10 indication of interest. Goldman Sachs informed our Chairman of the Board and our CEO concerning the indication of interest. Goldman Sachs followed up with this unsolicited bidder on behalf of our company. The bidder requested, and our company agreed to enable it, to conduct initial due diligence concerning our company. Following the initial due diligence, when Goldman Sachs followed up to gauge the third party’s willingness to proceed forward, the third party indicated, in a follow-up letter, that (i) it would need to conduct further studies, (ii) it faced certain regulatory hurdles to proceeding forward with its initial offer and (iii) it could not confirm the price level of its earlier offer, and that such price might need to be adjusted downwards based on the additional information it had received up till then.  Goldman Sachs reported back to our Chairman of the Board as to these developments.  In light of the content of the third party’s follow-up letter and the uncertainties involved, our company indicated to Goldman Sachs that it should not proceed with that party. All other unsolicited indications of interest chose not to proceed beyond preliminary discussions with Goldman Sachs concerning our company.

At a meeting of our board of directors held on April 2, 2015, Mr. Beit-On updated the board concerning XIO’s non-binding indication of interest and our company’s ongoing exploration of strategic alternatives.

On April 23, 2015, XIO submitted a revised non-binding indication of interest to acquire our company, at an enterprise value indication for our company that yielded a price range, assuming for such purpose only the issued share capital of the Company, of between $13.00 and $14.25 per share, subject to adjustment as a result of XIO’s ongoing due diligence efforts.  The revised non-binding indication of interest also requested a four week period of exclusivity to permit XIO to continue to conduct due diligence related to our company.

Between April 23, 2015 and April 30, 2015, negotiations took place between XIO and our company, via our respective legal counsels, with respect to the indication of interest. Jones Day and Zelpel had discussions and exchanged drafts with Meitar during this period to finalize the revised non-binding indication of interest.

On April 29, 2015, we held a meeting of our board of directors, at which our management presented XIO’s non-binding indication of interest to our board.  At the meeting, representatives from Meitar outlined legal matters relevant to our board’s process and decision-making with respect to the evaluation of XIO’s indication of interest and the various fiduciary duty issues under Israeli law related thereto.  It was noted at the meeting by our board members that the indication of interest made by XIO was preferable to the only other letter of intent (the unsolicited bid described above) that our company had received, due to the unsolicited bidder’s unwillingness to proceed with the steps necessary to transform its initial offer into a solid bid. It was further noted that we had not received other third party offers despite the discussions Goldman Sachs had on our behalf with what it deemed to be the most likely potential acquirers, nor had we received any additional incoming offers or indications of interest. Given those factors (among others), the board decided to approve and to authorize Ms. Ozer-Armon, our CEO, and Mr. Ophir Yakovian, our CFO, to agree to a limited, four week exclusivity period with XIO, in consideration of the extensive time and resources to be expended by XIO in its due diligence review of our company. By limiting the exclusivity period to four weeks, the board members expressed their desire to hold open the opportunity for other potential acquirers to mount a bid for our company. The board members noted that the grant of a short exclusivity period to the only credible bidder that had emerged, as a means of testing its seriousness, was preferable to the risk of losing that bid and being returned to an exploration of a market that had not produced any other credible bids, even from the most likely acquirers that Goldman Sachs had contacted. The board members also discussed the possibility that the absence of bids could have related to the Company’s relative lack of attractiveness to potential strategic acquirers, given the multiple business segments of our company.

On May 7, 2015, we held an additional meeting of our board of directors. At the meeting, our Chairman of the Board updated our board of directors as to the progress of the intense due diligence being conducted by XIO during its exclusivity period.

Between April 30, 2015 and May 30, 2015, XIO conducted business, financial, accounting and legal due diligence of Lumenis, along with meetings with certain members of our management.

In mid May 2015, in parallel with the continuing due diligence of XIO with respect to our company, our legal counsel, Meitar, provided a draft merger agreement to XIO’s counsel for the acquisition of our company by XIO.

On May 16, 2015, there was an article published in the Israeli financial media that noted the potential sale of our company. We did not respond to that publication. Despite that publication, we did not receive any additional indications of interest in response to it, or in the aftermath thereof.

On May 30, 2015, our company received a definitive binding offer letter for XIO’s acquisition of our company via a reverse triangular merger, for a price, on a fully diluted basis, of $13.60 per share. The binding offer was to expire on July 1, 2015, and was conditioned upon XIO’s completion of its remaining outstanding due diligence requirements to its satisfaction, including the necessary due diligence by its financing providers, and the completion of negotiations for, and execution of, definitive documentation, including a voting agreement to be entered into with each of the two major shareholders of our company.  The definitive offer included a revised draft of the merger agreement.

The parties then commenced extensive negotiations with respect to the merger agreement, voting agreements for our major shareholders and other ancillary documentation. During the negotiations the members of our board of directors and senior management were continuously updated and consulted on the negotiations and remaining issues, including a detailed summary of all of the material terms and conditions of the merger agreement. During these negotiations, Lumenis requested, and XIO agreed, to increase the price that it was offering to $14.00 per share. Further requests by Lumenis to increase the price above $14.00 per share were rejected by XIO. Zelpel, Jones Day and Meitar continued to negotiate the terms of the merger agreement in person, telephonically and via the exchange of drafts.

In early to mid June 2015, XIO completed the remaining outstanding items for its diligence process with respect to our company. In mid June 2015 the parties’ legal counsel completed the drafting and negotiation of the merger agreement, voting agreements for our major shareholders and other ancillary documentation contemplated by the merger agreement. During the period from the receipt of the definitive offer of XIO until our June 17 board meeting, our Chairman of the Board, Mr. Beit-On, updated the members of our board of directors concerning the offer and the negotiations.

On June 17, 2015, our board of directors held a meeting at which representatives of Meitar, Goldman Sachs, Ernst & Young (Israel) Ltd. (to which we refer as EYI) as well as our CEO and CFO, were present. The purpose of the meeting was to consider the final terms of the proposed Merger transaction with Parent and Merger Sub and to approve the merger agreement.  Representatives of Meitar again advised the board of directors of its fiduciary duties under Israeli law with respect to the proposed transaction.  EYI, which had been retained by our company in early June 2015 based on EYI’s qualifications, expertise and reputation in the Israeli market, and whose retention was ratified by the board formally at the then-current meeting, presented to the board the process and conclusion of its analysis of the fairness, from a financial perspective, of the proposed Merger Consideration to Lumenis’ shareholders. The full text of the written opinion of EYI, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by EYI in rendering its opinion, is attached as Appendix B to this Proxy Statement.  Goldman Sachs reviewed for the board the outreach process that had been followed for exploration of a potential sale up until the prospective entry into the Merger Agreement with XIO.

As part of the discussion of the proposed Merger with XIO and the terms of the proposed Merger Agreement with XIO, the Lumenis board of directors confirmed that there were no alternative business combination transactions of which it was aware, and further noted the board's right under the Merger Agreement to pursue any Superior Proposal, as defined in the Merger Agreement, should one materialize.

Following an extensive and thorough discussion of the factors relevant to this transaction during the course of the board of directors meeting, our directors unanimously determined that the Merger and the Merger Agreement were fair to and in the best interests of our shareholders, declared that the Merger was advisable, approved the Merger Agreement and the transactions contemplated thereunder, directed that the adoption of the Merger Agreement be submitted to a vote at a special general meeting of Lumenis’ shareholders and resolved to recommend to Lumenis’ shareholders that they approve the Merger, the Merger Agreement and all related matters to be brought before the shareholders at such special meeting. Prior to the board meeting on that same day, the compensation committee of our board of directors met to review, evaluate and approve, in accordance with the Companies Law, certain compensatory terms related to the acquisition of Lumenis by XIO, which are described elsewhere in this Proxy Statement. Representatives of Meitar advised the compensation committee of its authority and responsibilities under Israeli law with respect to the consideration of the proposed compensatory terms. The committee members discussed the foregoing matters and resolved to recommend to our board of directors to approve them.

On June 18, 2015, Lumenis, Merger Sub and Parent entered into the Merger Agreement, and on June 19, 2015, Lumenis issued a press release announcing the execution of the Merger Agreement.

Our Reasons for Approving the Merger

Our board of directors unanimously determined that the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Lumenis and its shareholders, and considering the financial position of the merging companies, no reasonable concern exists that the Company will be unable to fulfill its obligations to its creditors existing as of immediately prior to the closing, and approved the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement and determined to recommend that the Lumenis shareholders approve the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement.

In evaluating the Merger, our board of directors consulted with Lumenis’ management and Lumenis’ legal, financial and other outside professional advisors and considered various information and factors in connection with the Merger, including those material factors described below.  Among the information and material factors considered by our board of directors were the following:

Financial Condition; Prospects of Company

•	Current and historical market prices for the Ordinary B Shares and the fact that the Merger Consideration represents a significant premium compared with trading prices of the Ordinary B Shares.

•
The Company’s current and historical financial condition, results of operations, competitive position, strategic options and prospects, as well as the financial plan and prospects if the Company were to remain an independent public company, and the potential impact of those factors on the trading price of the Ordinary B Shares.

•
The prospective risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to (i) achieving its growth in light of the current and foreseeable market conditions, including the risks and uncertainties in the U.S. and global economy generally and the medical device and energy-based medical industries specifically, (ii) the current and prospective competitive climate in both the medical device and energy-based medical industries and among Lumenis’ end customers, which the Company expects to increase in the future, (iii) the likelihood of consolidation in such industries (as evidenced by the recent consolidation among Lumenis’ competitors in the aesthetic market, such as Syneron’s acquisition of Ultrashape in March 2012, Cynosure’s acquisitions of Palomar in June 2013 and Ellman International in September 2014, Valeant Pharmaceuticals’ acquisition of Solta Medical in January 2014, and Merz’s acquisition of Ulthera in July 2014, as well as in the surgical market, where Boston Scientific recently announced its entry into a definitive agreement for the acquisition of the urology portfolio of American Medical Systems), which may require our company to compete against larger competitors with substantially greater resources than ours, (iv) the likelihood that new market entrants may attempt to acquire laser or other energy-based medical technology, and the likelihood that the Company is likely to compete with additional, new companies in the future, and (v) other “Risk Factors” as set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

Strategic Alternatives

•
The trends and competitive developments in our industries and the range of strategic alternatives available to Lumenis.  These alternative strategies included remaining a stand-alone company and, based on prior discussions with other companies about potential business combinations including via the efforts of Goldman Sachs described under “Background of the Merger” above, the possibility of business combination transactions with third parties. Since the Company operates across three segments: surgical, ophthalmic and aesthetic, the possibility of business combination transactions with a strategic third party that operates across all such segments is limited.

•
Based on the process pursued by Goldman Sachs, the Company's financial advisor, to explore expressions of interest regarding potential acquisitions and indications received in such process, (i) our board of directors believed it was well-informed about the opportunities for acquisition and business combination transactions and how potential acquirers and strategic partners would likely value Lumenis’ business in the context of an acquisition or business combination, and took this knowledge and experience into account in considering strategic alternatives available to Lumenis, (ii) representatives of Goldman Sachs advised the board that they did not know of any other buyer at that time that would pay more than the consideration offered in the contemplated transaction than XIO, and (iii) EYI advised the board that the transaction is fair from a financial point of view to the shareholders of the Company.

Financial Terms; Fairness Opinion; Certainty of Value

•	Historical market prices, volatility and trading information with respect to Ordinary B Shares, including that the Merger Consideration of US$14.00 per share in cash:

o
represented a premium of 19.4% over the closing price of Ordinary B Shares on the NASDAQ Global Select Market on June 16, 2015 (the last trading day before the approval of the Merger Agreement by our board);

o
represented a premium of 25.6% over the closing price of Ordinary B Shares on the NASDAQ Global Select Market on May 15, 2015 (the last trading day before the publication in Israeli financial media regarding the possibility of acquisition of the Company's shares);

o
represented a premium of 16.8% and 20.6% over the one- and three-month, respectively, volume-weighted average closing prices of Ordinary B Shares on the NASDAQ Global Select Market prior to June 16, 2015; and

o	exceeded by 12.4% the 52-week high price of our Ordinary B Shares on the NASDAQ Global Select Market prior to June 16, 2015.

•
The financial analysis orally presented to the board of directors by EYI on June 17, 2015, confirmed by its written opinion, dated June 17, 2015, submitted to our board as to the fairness, from a financial point of view as of the date of the opinion, and subject to qualifications, limitations and assumptions set forth in the opinion, of the US$14.00 per share Merger Consideration to be received by holders of Ordinary B Shares, as more fully described below under the caption, “Fairness Opinion.”

•
The form of consideration to be paid in the transaction is cash, which provides certainty of value and immediate liquidity to the Company’s shareholders, especially when viewed against the risks and uncertainties inherent in our Company's business.

Fiduciary Out

•	The Merger Agreement has customary no solicitation and termination provisions which do not preclude third parties from submitting a written “Superior Proposal” (as defined in the Merger Agreement):

o
The Company can furnish non-public information or enter into discussions or negotiations with respect to a bona fide unsolicited Acquisition Proposal (as defined in the Merger Agreement) presented in writing if our board of directors determines in good faith, after consultation with outside legal counsel and a financial advisor, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, and that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties.

o
If our board of directors determines in good faith, after consultation with outside legal counsel and a financial advisor, that an Acquisition Proposal constitutes a Superior Proposal, and assuming it has not violated any provisions of the Merger Agreement related to solicitation of the Acquisition Proposal (and after giving Parent a three business day opportunity to alter the terms of the Merger Agreement in response to the Acquisition Proposal so that accepting it would not be inconsistent with the directors’ fiduciary duties), change its current recommendation in favor of the Merger Proposal, terminate the Merger Agreement, pay the Parent a termination fee of $18.5 million (or of $25 million, if the termination occurs following shareholder approval of the Merger), and immediately enter into an agreement with respect to the Superior Proposal.

o
If (i) the Company or Parent terminates the Merger Agreement as a result of our failure to receive shareholder approval for the Merger, and an Acquisition Proposal is announced on or prior to the date of the Meeting and we enter into a definitive agreement in respect of a transaction pursuant to such proposal within 12 months of the termination of the Merger Agreement, which transaction is subsequently consummated, (ii) the Parent terminates the Merger Agreement due to our board of directors’ changing its current recommendation in favor of the Merger Proposal, (iii) the Parent terminates the Merger Agreement due to our board’s recommending favorably, not recommending against or entering into a transaction in response to, a tender or exchange offer that constitutes an Acquisition Proposal, or (iv) the Parent terminates the Merger Agreement if, following public disclosure of an Acquisition Proposal, the board of directors does not reaffirm its recommendation in favor of the Merger Proposal in response to a request by the Parent (subject to certain limitations), then in each such case the Company is required to pay Parent a termination fee of $18.5 million.

o
Our board of directors, based in part on advice from its financial and legal advisors, believes that such termination fee in each such case is reasonable, customary and would not deter any interested third party from making, or inhibit our board of directors from approving, an Acquisition Proposal that would constitute a Superior Proposal if such proposal were available and made in accordance with the terms and conditions of the Merger Agreement.

Likelihood of Consummation

•	The Merger Agreement has customary terms that were the product of arm’s-length negotiations.

•	The structure of the transaction as a statutory merger under the Companies Law enables our shareholders to determine whether to accept or reject the Merger via a vote of shareholders.

•
The structure of the transaction as a statutory merger under the Companies Law enables our shareholders to receive the Merger Consideration in a relatively short time frame (and reduces the pendency and hence the uncertainty of the transaction).

•
Each of Viola-LM Partners L.P., which together with its affiliates owned approximately 35.7%, of the issued and outstanding Ordinary B Shares, and XT Hi-Tech Investments (1992) Ltd., which together with its affiliates owned approximately 24.0% of the issued and outstanding Ordinary B Shares, in each case as of June 30, 2015, has entered into a voting agreement with Parent and agreed to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

•	There are no third party consents that are conditions to the transaction.

•
There is no reason to believe that the condition to consummation of the transaction requiring that the CEO shall be an employee of the Company prior to the Effective Time (other than due to death or disability) will not be met.

•
There are no financing conditions, and XIO’s equity commitment in connection with the Merger reduces the possibility that Parent will be unable to pay the Merger Consideration. XIO has provided the Company with an unconditional equity commitment letter pursuant to which XIO committed that it has and will have upon closing of the transaction sufficient cash available to provide Parent to fund the payment of the Merger Consideration and the Option Consideration (as defined in the Merger Agreement) in the event that its lenders are unable or unwilling to finance the transaction.

Other Terms

Our board of directors took into account management’s recommendation in favor of the Merger.

Risks and Uncertainties

Our board of directors also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	The Company’s current shareholders would not have the opportunity to participate in any possible growth and profits of the Company following the completion of the transaction.

•
The regulatory notifications required for completion of the Merger and the risk that the applicable governmental authorities may challenge or decide not to approve the Merger. Our board of directors also considered the potential length of the regulatory approval process. See “–Regulatory Matters.”

•	The risk that the proposed transaction might not be completed and the effect of the resulting public announcement of termination of the Merger Agreement on:

o
The market price of Ordinary B Shares, which could be affected by many factors, including (i) the reason for the termination of the Merger Agreement and whether such termination results from factors adversely affecting the Company, (ii) the possibility that the marketplace would consider the Company to be an unattractive acquisition candidate and (iii) the possible sale of Ordinary B Shares by short-term investors following the announcement of termination of the Merger Agreement.

o	The Company’s operating results, particularly in light of the expenses incurred in connection with the transaction, including the potential requirement to pay a termination fee to Parent.

o	The ability to attract and retain key personnel.

o	Relationships with customers, suppliers and others that do business with the Company.

•
The possible disruption to the Company’s business that may result from the announcement of the transaction and the resulting distraction of the attention of the Company’s management and employees and the impact of the transaction on the Company’s customers, suppliers and others that do business with the Company.

•
The terms of the Merger Agreement, including (i) the operational restrictions imposed on the Company between signing and closing (which may delay or prevent the Company from undertaking business opportunities that may arise pending the completion of the transaction) and (ii) the termination fee that could become payable by the Company under certain circumstances.

•
The restriction on soliciting competing offers and the risk that some provisions of the Merger Agreement and related documents, including the termination fee that may be payable by us, might have the effect of discouraging other persons potentially interested in acquiring our company from pursuing an acquisition of our company.

•	The interests of certain of the Company’s directors and officers in the Merger, including certain arrangements as described under “–Interests of our Directors and Executive Officers in the Merger”.

•
The fact that certain of our directors and officers may have conflicts of interest in connection with the Merger, as they may receive certain benefits that are different from, and/or in addition to, those of our other shareholders.

•	The fact that the Merger Consideration would be taxable to the Company’s shareholders. See the section entitled “The Merger–Material Tax Consequences of the Merger.”

•	The risks described under the section entitled, “Risk Factors.”

Our board of directors believed that, overall, the potential benefits of the Merger to our company and our shareholders far outweighed the risks and uncertainties.

The preceding discussion of the information and factors considered by our board of directors is not intended to be exhaustive but includes the material factors considered by our board of directors.  In view of the wide variety of factors considered by our board of directors in connection with its evaluation of the Merger, our board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision.  In addition, in considering the factors described above, individual members of our board of directors may have given different weight to different factors.  Our board of directors considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendation.

Our board of directors realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above, such as assumptions regarding potential synergies.  This explanation of our board of directors’ reasoning and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

No Appraisal Rights; Objections by Creditors

Under the Companies Law, holders of Ordinary B Shares are not entitled to appraisal rights in connection with the Merger.  Under the Companies Law, objections to the Merger may be filed by our creditors with the Israeli district court.  The court, in its discretion, may provide a remedy to any creditor who so objects if there is a reasonable concern that, as a result of the Merger, we will not be able to satisfy our obligations to our creditors following completion of the Merger.

Fairness Opinion

We retained Ernst & Young (Israel) Ltd. (which we refer to as EYI) to provide to our board of directors an opinion as to the fairness, from a financial point of view, to the holders of our Ordinary B Shares of the Merger Consideration to be received by such holders in the Merger pursuant to the Merger Agreement. At the meeting of our board of directors on June 17, 2015, EYI rendered its oral opinion to the board, subsequently confirmed in a written opinion dated June 17, 2015, to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken as set forth therein, the Merger Consideration of $14.00 per Ordinary B Share in cash to be received by holders of our Ordinary B Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of EYI, dated as of June 17, 2015, is attached hereto as Appendix B.  The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by EYI in rendering its opinion.  We encourage you to read the opinion carefully in its entirety.  EYI’s opinion was directed to our board of directors and addresses only the fairness, from a financial point of view, of the Merger Consideration to be received by holders of Ordinary B Shares pursuant to the Merger Agreement as of the date of the opinion.  It does not address any other aspects of the Merger and does not constitute a recommendation as to how any holder of Ordinary B Shares should vote on the Merger Proposal or any matter related thereto.  The summary of the opinion of EYI set forth below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its written opinion, EYI, among other things:

•	reviewed the draft Merger Agreement;

•	reviewed the draft presentation prepared by our management for discussion with our board of directors at a meeting of the board that was held on June 17, 2015;

•
reviewed certain publicly available business and financial information concerning the Company and the industry in which we operate that it believed to be relevant to its analysis, including without limitation, (a) our Annual Report on Form 20-F for the year ended December 31, 2014, and (b) our press release, issued on May 12, 2015, publishing our unaudited financial statements for the first quarter of 2015;

•
reviewed certain other information relating to the Company, including certain financial projections for the Company for the years 2015-2019, as prepared by and provided by the Company, which we refer to as the Projections;

•
held discussions with certain members of the management of the Company with respect to certain aspects of the Merger, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters that EYI believed necessary or appropriate to its inquiry;

•	conducted a discounted cash flow analysis for the Company, based on the Projections;

•	compared the expected financial valuation multiples of the Company with publicly available information concerning certain other companies and transactions that EYI deemed relevant;

•	reviewed the current and historical market prices and trading volumes of the Ordinary B Shares;

•	reviewed certain presentations prepared by our management relating to our business; and

•	performed such other financial studies and analyses and considered such other information as EYI deemed appropriate for the purposes of its opinion.

In EYI’s review and analysis and in rendering its opinion, EYI assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company to EYI or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by EYI.  In its review, EYI relied on assurances of our management that it was not aware of any facts or circumstances that would make such information inaccurate or misleading.  In its review, EYI did not obtain any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of, nor did EYI conduct a physical inspection of any of the properties or facilities of, the Company.  EYI was not furnished with any such evaluations or appraisals and did not assume any responsibility to obtain any such valuations or appraisals.

With respect to the Projections, EYI did not examine, compile or apply agreed-upon procedures to such information in accordance with attestation standards established by the American Institute of Certified Public Accountants, and expressed no assurance of any kind on the Projections presented to it. EYI did not prepare, assemble, formulate, develop or process the Projections data or the assumptions used to generate the Projections. EYI did not assist in the preparation or assembly of the Company’s prospective financial information or in the development of any assumptions therein. EYI has not provided any opinion, conclusion or any type of assurance about specific assumptions or components of the Projections or about the Projections as a whole.

In addition, EYI has not independently verified any of the foregoing information and has assumed and relied on such information being complete and accurate in all material respects. EYI received the Projections for the future financial performance of the Company and has relied upon the Company’s representations regarding the growth expectations and future performance of the Company in the Projections, including the expected cash flows beyond 2019. With respect to the Projections, the Company has advised EYI, and EYI has assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company as to the future financial performance of the Company. For the purposes of its analyses and opinion, EYI has relied upon the Projections provided by the Company. EYI assumed that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, and that the Merger will be consummated in accordance with the terms of the Merger Agreement without waiver, modification, amendment or addition of any material term, condition or agreement thereof.

EYI’s opinion was necessarily based upon information made available to EYI as of the date of such opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date thereof. EYI’s opinion does not address the merits of the Merger as compared to alternative transactions or strategies that may be available to the Company nor does it address the Company’s underlying decision to proceed with the Merger. Notwithstanding anything to the contrary herein, EYI’s opinion regarding the fairness of the Merger from a financial point of view is not an opinion regarding the fairness or appropriateness of the terms or other legal aspects of the Merger, including the tax consequences of the Merger to any holder of Ordinary B Shares.

EYI made no independent investigation of any legal or accounting matters affecting the Company, and EYI assumed the correctness in all respects material to EYI’s analysis of all legal and accounting advice given to the Company and the board of directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its shareholders.  In addition, in preparing its opinion, EYI did not take into account any tax consequences of the Merger to any holder of Ordinary B Shares.  EYI assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by it.  EYI also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the contemplated benefits of the Merger.

In addition, EYI was not requested to and did not provide advice concerning the structure, the specific amount of the Merger Consideration, or any other aspects of the Merger.  EYI was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. EYI did not participate in negotiations with respect to the terms of the Merger and related transactions.  Consequently, EYI assumed that such terms were the most beneficial terms from the Company’s perspective that could under the circumstances be negotiated among the parties to such transactions, and EYI expressed no opinion whether any alternative transaction might result in consideration more favorable to the Company’s shareholders than that contemplated by the Merger Agreement.

EYI’s opinion was solely for the use and benefit of our board of directors in its consideration of the Merger, and EYI’s opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the Merger or the terms of the Merger Agreement or the documents referred to therein.  EYI’s opinion does not constitute a recommendation as to how any holder of Ordinary B Shares should vote on the Merger Proposal or any matter related thereto.  In addition, EYI was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than holders of Ordinary B Shares.  EYI expressed no opinion as to the price at which Ordinary B Shares will trade at any time.  EYI did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of our officers, directors or employees, or any class of such persons, in connection with the Merger relative to the consideration to be received by holders of Ordinary B Shares.

In preparing its opinion, EYI performed a variety of financial and comparative analyses.  The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description.  EYI believes that its analyses must be considered as a whole.  Considering any portion of EYI’s analyses or the factors considered by EYI, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in EYI’s opinion.  In addition, EYI may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions.  Accordingly, the conclusions reached by EYI are based on all analyses and factors taken as a whole and also on the application of EYI’s own experience and judgment.

The analyses performed by EYI are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses.  In addition, analyses relating to the per share value of Ordinary B Shares do not purport to be appraisals or to reflect the prices at which Ordinary B Shares may actually be sold.  The analyses performed were prepared solely as part of EYI’s analysis of the fairness, from a financial point of view, of the Merger Consideration of $14 per Ordinary B Share in cash to be received by holders of Ordinary B Shares pursuant to the Merger Agreement, and were provided to our board of directors in connection with the delivery of EYI’s opinion.

The following is a summary of the material financial and comparative analyses performed by EYI in connection with EYI’s delivery of its opinion and that were presented to our board of directors on June 17, 2015.  The financial analyses summarized below do not constitute a complete description of the financial analyses.

Merger Overview

Based upon the approximately 37.8 million Ordinary B Shares that were outstanding as of March 31, 2015 on a fully diluted basis (including net Ordinary B Share equivalents underlying stock options), EYI noted that the Merger Consideration of $14 per Ordinary B Share implied an equity value of approximately $530 million (assuming no cashless exercise of options to purchase Ordinary B Shares).  After subtracting approximately $63 million of net financial assets and other non-operational liabilities, as of March 31, 2015, EYI noted that the Merger Consideration of $14 per Ordinary B Share implied an Enterprise Value, or EV, of approximately $467 million.  In addition, EYI also noted that the Merger Consideration implied a certain EV/EBITDA(LFY), a certain EV/EBITDA(NFY) a certain EV/EBITDA (NFY+1), a certain EV/Revenue (LFY), a certain EV/Revenue(NFY) and a certain EV/Revenue (NFY+1), all based on the Company’s financial results as of December 31, 2014 and the Projections.

As used above and elsewhere herein, the following terms have the following meanings and/or are calculated as follows:

“Enterprise Value” or “EV” is calculated based on the Company’s (or other entity’s, as appropriate) equity value (market capitalization or implied equity value) plus debt, minority interest and preferred shares, minus total cash and cash equivalents.

“LFY” means Last Financial Year, the year ended December 31, 2014
“NFY” means Next Financial Year, the year that will end December 31, 2015
“NFY+1” means the year that will end December 31, 2016

“EBITDA” means, and is calculated as, Earnings before Interest, Taxes, Depreciation and Amortization.

“Revenue” refers to revenues, as recorded in the Company’s (or other entity’s, as appropriate) financial statements.

Historical Trading Analysis

In its analysis, EYI reviewed the price trading history of Ordinary B Shares on NASDAQ. EYI noted that the Merger Consideration of $14 is higher than the share price in the past 12 months, as of the date of the analysis and it represents a premium of 13%-65% over the share price during that period

Discounted Cash Flow Analysis

EYI performed a discounted cash flow analysis to estimate the present value of the free cash flows of the Company through the fiscal year ending December 31, 2019 using management’s financial projections, discount rates ranging from 14.5%-15.5%, which were based on a weighted average cost of capital analysis, and perpetuity growth rates ranging from 2.00% to 3.00%. To determine the implied total equity value for the Company, EYI subtracted approximately $47 million of net financial assets and other non-operational liabilities, as of March 31, 2015, from the implied enterprise value for the Company. This analysis indicated a range of implied values per share of approximately $12.7 to $14.2 after considering the exercise and acceleration of certain options under the Company’s equity incentive plans, compared to the Merger Consideration of $14 per Ordinary B Share.

Guideline Companies Multiples analysis

Using publicly available information and information provided by our management, EYI analyzed the selected financial data of the Company with similar data of various public companies which EYI considered to be comparable to the Company for purposes of its valuation analysis, which are collectively referred to as the selected comparable companies.

•	Lutronic Corporation
•	Syneron Medical Ltd.
•	Cutera, Inc.
•	Cynosure, Inc.

•	Zeltiq Aesthetics, Inc.
•	Boston Scientific Corporation
•	PhotoMedex, Inc.
•	Biolase, Inc.
•	Sirona Dental Systems, Inc.
•	Masimo Corporation
•	Accuray Incorporated
•	Fisher & Paykel Healthcare Corporation Limited
•	Iridex Corporation
•	Synergetics USA, Inc.
•	Ellex Medical Lasers Limited
•	Carl Zeiss Meditec AG

In its analysis, EYI derived and compared multiples for the Company and the selected comparable companies, calculated as follows:

•	the total enterprise value divided by actual revenue for fiscal year 2014, which is referred to as EV/Revenue LFY
•	the total enterprise value divided by estimated revenue for fiscal year 2015, which is referred to as EV/Revenue NFY
•	the total enterprise value divided by estimated revenue for fiscal year 2016, which is referred to as EV/Revenue NFY+1
•	the total enterprise value divided by actual EBITDA for fiscal year 2014, which is referred to as EV/EBITDA LFY
•	the total enterprise value divided by estimated EBITDA for fiscal year 2015, which is referred to as EV/EBITDA NFY
•	the total enterprise value divided by estimated EBITDA for fiscal year 2016, which is referred to as EV/EBITDA NFY+1

This analysis indicated the reference ranges for the different multiples as set forth below. Using these reference ranges, EYI determined implied enterprise values for the Company, then determined implied equity values. These analyses indicated the ranges of implied values per Ordinary B Share set forth opposite the relevant multiples below, compared the implied price range, in each case, to the Merger Consideration of $14 per Ordinary B Share.

Selected Comparable Companies Reference Ranges and Implied Price Ranges

Multiple	Reference Range	Implied price range
EV/Revenue LFY	1.4x – 1.9x	$12.7 – 16.0
EV/Revenue NFY	1.3x – 1.7x	$12.5 – 15.5
EV/Revenue NFY+1	1.2x – 1.6x	$12.6 – 15.7
EV/EBITDA LFY	14.1x – 20.5x	$13.4 – 18.6
EV/EBITDA NFY	11.6x – 14.2x	$13.1 – 15.6
EV/EBITDA NFY+1	10.0x – 12.0x	$13.7 – 15.7

No company utilized in the comparable company analysis is identical to the Company. Accordingly, EYI’s evaluation of the results of this analysis was not entirely mathematical; rather, it involved complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the public trading or other values of the selected comparable companies to which the Company was compared.

Transaction Multiple Analysis

Using publicly available and other information, EYI examined transactions involving companies in the medical device industry. EYI considered transactions with an implied EV between $100,000 and $1 million since 2013 or transactions that the Company specifically indicated were transactions involving its direct competition since 2012:

Announced Date	Acquirer	Target
06/26/2014	Merz North America, Inc.	Ulthera, Inc.
01/22/2014	Shanghai Fosun	Alma Lasers Ltd.
03/02/2015	Microport Medical B.V.	Wright Medical Group, Inc.
04/26/2013	Owens&Minor Inc.	Medical Action Industries, Inc.
12/10/2014	Covidien plc.	New Wave Sergical
07/08/2013	Sterigenics International, inc.	Nordion, Inc.
12/21/2014	BTG plc	Nordion (Canada), Inc.
03/02/2015	Boston Scientific Corporation	American Medical Systems
12/16/2014	Philips Holding USA, Inc.	Volcano Corporation
02/13/2014	PhotoMedex, Inc.	LCA-Vision, Inc.
01/22/2014	Ulthera, Inc.	Cabochon Aesthetics, Inc.
12/15/2013	Valeant Pharmaceuticals	Solta Medical, Inc.
03/17/2013	Cynosure, Inc.	Palomar Medical
02/08/2012	Syneron Medical Ltd.	Ultrashape Ltd.

In examining the transactions, EYI developed the following multiples for each transaction, based on available public information, as applicable:

•	EV/Revenue, and
•	EV/EBITDA

EYI then obtained the multiples of enterprise value to LTM revenue and enterprise value to LTM EBITDA for the observed transactions for the period.

	High	Median	Mean	Low
EV/Revenue	6.6x	2.5x	3.4x	0.9x
EV/EBITDA	110.6x	44.2x	51.3x	7.0x

When the above range of ratios of EV/Revenue and EV/EBITDA obtained from the transactions was applied to the Company, based on the Company’s Revenue and EBITDA (as described above), the result was a substantially broad range of EV values, implying an equally broad range of values for our Ordinary B Shares.  The differences among the implied value of our Ordinary B Shares that was obtained from the various transactions was significant.   Furthermore, no company or transaction utilized in this analysis was identical to the Company or the Merger, respectively. Accordingly, an evaluation of the results of this analysis would not be entirely mathematical, but would instead involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect a given transaction or other values of the transactions to which the Merger was being compared.

As a result of the foregoing limiting factors, EYI determined to give less consideration to the results of its transaction multiple analysis, and, in its professional judgment, EYI determined to instead rely more heavily on its other analyses (Discounted Cash Flow Analysis, Guideline Companies Multiples Analysis and Historical Trading Analysis, as described above) for its determination as to whether the Merger Consideration was fair, from a financial point of view, to our shareholders.

General

EYI’s opinion was one of many factors taken into consideration by our board of directors in making its determination to approve the Merger and should not be considered determinative of the views of our board of directors or management with respect to the Merger or the Merger Consideration.

EYI was selected by our board of directors based on EYI’s qualifications, expertise and reputation.  EYI is a recognized financial services firm.  EYI is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions of listed and unlisted securities, private placements, financial restructurings and other financial services. EYI has performed services for our company in the past, having served as our independent external auditors through 2011 and having more recently performed valuations for us, particularly in connection with our public offering of Ordinary B Shares in 2014. Our board was aware of those past services and determined that EYI was most well-equipped to evaluate the fairness to our shareholders of the prospective Merger Consideration as well.

Pursuant to a Statement of Work, dated June 6, 2015, entered into by our company with EYI, we have agreed to pay EYI a customary fee, payment of which has already been made and is not dependent in any way upon the closing of the Merger.  We have agreed to reimburse EYI for expenses incurred.  We also have agreed to indemnify EYI against liabilities arising out of or in connection with the services rendered and to be rendered by it under its engagement.   Except as otherwise expressly provided in the Statement of Work, EYI’s opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without EYI’s prior written consent.

 Financing of the Merger

Under the Merger Agreement, consummation of the Merger is not conditioned on Parent’s receipt of financing for the Merger Consideration that it will pay to our shareholders.

Parent intends to finance the Merger Consideration from the proceeds of an equity financing that it will receive from affiliates of XIO, as well as from an external debt financing that it will consummate prior to the Effective Time.

XIO has provided the Company with an unconditional equity commitment letter pursuant to which XIO committed that it has and will have upon closing of the transaction sufficient cash available to provide to Parent to fund the payment of the Merger Consideration and the Option Consideration (as defined in the Merger Agreement).

Material Tax Consequences of the Merger

Certain United States Federal Income Tax Consequences

The following is a summary of certain material United States federal income tax consequences of the Merger to United States Holders and non-United States Holders (each as defined below). This summary is general in nature and does not constitute tax advice. This summary does not discuss all aspects of United States federal income taxation that may be relevant to a United States Holder or non-United States Holder in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Ordinary B Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended, which we refer to as the Code (generally, property held for investment) and does not address tax considerations applicable to any holder of Ordinary B Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank, thrift, mutual fund or other financial institution;

•	a regulated investment company;

•	a tax-exempt organization or pension fund;

•	a retirement plan or other tax-deferred account;

•
a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes), an S corporation or any other pass-through entity (or an investor in any of the foregoing);

•	an insurance company;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Ordinary B Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Ordinary B Shares that received the Ordinary B Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the United States dollar;

•	a person that holds the Ordinary B Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a United States expatriate;

•	any holder of Ordinary B Shares that entered into a voting agreement as part of the transactions described in this Proxy Statement; or

•
any holder of Ordinary B Shares that beneficially owns, actually or constructively, or at some time during the 5-year period ending on the date of the exchange has beneficially owned, actually or constructively, more than 5% of the total fair market value of the Ordinary B Shares.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Ordinary B Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holders should consult their tax advisors regarding the tax consequences to them of the Merger.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Proxy Statement, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of certain material United States federal income tax consequences relevant to a United States Holder or non-United States Holder (each as defined below).  We urge each holder to consult its tax advisor with respect to the specific tax consequences of the Merger to it in light of its own particular circumstances, including, but not limited to, federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Ordinary B Shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Ordinary B Shares

The exchange of Ordinary B Shares for cash pursuant to the Merger will be a taxable transaction for United States federal income tax purposes and a United States Holder who receives cash for Ordinary B Shares pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Ordinary B Shares exchanged therefor. Gain or loss will be determined separately for each block of Ordinary B Shares (i.e., Ordinary B Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States Holder’s holding period for the Ordinary B Shares is more than one year at the time of the exchange. Long-term capital gain recognized by an individual holder generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding

Proceeds from the exchange of Ordinary B Shares pursuant to the Merger generally will be subject to backup withholding at the applicable rate (currently 28%) unless the applicable United States Holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures (generally by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a United States Holder may be allowed as a credit against the United States Holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Non-United States Holders

For purposes of this discussion, the term “non-United States Holder” means a beneficial owner of Ordinary B Shares that is neither a United States Holder nor a partnership:

The following discussion applies only to non-United States Holders and assumes that no item of income, gain, deduction or loss derived by the non-United States Holder in respect of Ordinary B Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain non-United States Holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass-through entities that are subject to special treatment under the Code; and

•	non-United States Holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Ordinary B Shares

Payments made to a non-United States Holder with respect to Ordinary B Shares exchanged for cash pursuant to the Merger will generally be exempt from United States federal income tax. However, if the non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Ordinary B Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized by the holder during the year.

Backup Withholding

A non-United States Holder may be subject to backup withholding with respect to the proceeds from the disposition of Ordinary B Shares pursuant to the Merger, unless, generally, the non-United States Holder or other payee certifies under penalties of perjury on an appropriate IRS Form W-8 that such non-United States Holder or other payee is not a United States person or otherwise establishes an exemption from backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-United States Holder’s United States federal income tax liability, provided that certain required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Ordinary B Shares. Each holder of Ordinary B Shares should consult its own tax advisor as to the particular tax consequences to it of exchanging its Ordinary B Shares for cash in the Merger under any federal, state, foreign, local or other tax laws.

Israeli Income Tax Consequences

The following is a summary discussion of certain Israeli income tax considerations in connection with the Merger. The following summary is included for general information purposes only, is based upon current Israeli tax law and should not be conceived as tax advice to any particular holder of Ordinary B Shares. No assurance can be given that the analysis made and the views contained in this summary as well as the classification of the transaction for Israeli tax purposes as set forth below will be upheld by the tax authorities, nor that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Ordinary B Shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

HOLDERS OF ORDINARY B SHARES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR ISRAELI TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM.

Sale of Ordinary B Shares

In general, under the Israeli Income Tax Ordinance (New Version), 5721-1961 and the rules and regulations promulgated thereunder, which we also refer to as the Tax Ordinance, the disposition of shares of an Israeli resident company is deemed to be a sale of capital assets, unless such shares are held for the purpose of trading. The Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available under Israeli law or unless a double taxation prevention treaty between Israel and the seller’s country of residence provides otherwise.

Under the Tax Ordinance, the tax rate applicable to capital gains derived from the disposition of Ordinary B Shares in the Merger is generally up to 25% for Israeli individuals, unless such an individual shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of up to 30%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in our company, the tax rate will be 30%. However the foregoing tax rates will not apply to: (a) dealers in securities; or (b) shareholders who acquired their shares prior to January 1, 2003.  Companies are subject to the corporate tax rate (26.5% for the 2014 tax year) on capital gains derived from the disposition of Ordinary B Shares.

Notwithstanding the foregoing, according to the Tax Ordinance and the regulations promulgated thereunder, non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the disposition of shares of an Israeli resident company whose shares are publicly traded on a stock exchange, provided that such gains are not derived from a permanent establishment of such shareholders in Israel, that such shareholders did not acquire their shares prior to the periods during which the Company’s ordinary shares or Ordinary B Shares were listed for trading (that is, prior to January 1996, or after April 2006 but prior to February 2014) and that such capital gains are not subject to the provisions of Section 101 of the Tax Ordinance, the Israeli Income Tax Law (Inflationary Adjustments), 5745-1985 or the rules promulgated under Section 130A of the Tax Ordinance. Further exemption may be available to nonresidents of Israel who acquired their Ordinary B Shares (or ordinary shares, which were reclassified as Ordinary B Shares in 2014) on or after January 1, 2009, or, in the case of a resident of a jurisdiction which has concluded with Israel a convention for the avoidance of double taxation, or a Tax Treaty, on July 1, 2005 or thereafter) notwithstanding that the Ordinary B Shares were acquired while not listed for trade, provided that such gains are not derived from a permanent establishment of such shareholders in Israel.  However, a non-Israeli corporate shareholder will not be entitled to any of such exemptions if Israeli residents (a) have, directly or indirectly, a controlling interest of 25% or more in such non-Israeli corporation or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the U.S.-Israel Tax Treaty, Israeli capital gains tax generally will not apply to the disposition of shares by a U.S. resident to which the U.S.-Israel Tax Treaty applies, or a U.S. Treaty Resident, who holds the shares as capital assets. However, such exemption will not apply if (a) the U.S. Treaty Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the disposition, subject to specified conditions; (b) the capital gains from such disposition can be allocated to a permanent establishment of such U.S. Treaty Resident in Israel; or (c) the shareholder, being an individual, was present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year. In each case, the disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such U.S. Treaty Resident would be permitted to claim a credit for Israeli income tax against the U.S. federal income tax imposed on the disposition, subject to the limitations in U.S. tax laws applicable to foreign tax credits. . Further exemptions may be available to nonresidents of Israel under other Tax Treaties.

Generally, the payment for the Ordinary B Shares is subject to Israeli withholding tax at a rate of 25% for individuals and 26.5% for corporations.  A reduced rate of, or an exemption from, Israeli withholding tax is available to shareholders that provide a valid withholding certificate issued by the Israeli Tax Authority evidencing such reduced withholding rate or withholding exemption.  Parent may hold payments to shareholders in escrow pending the receipt of the required documentation as set forth in the ruling or pursuant to the Merger Agreement from a shareholder.  Any payment to a shareholder that fails to provide the required documentation as set forth in the ruling or under the Merger Agreement, and does not present a valid withholding certificate providing for a reduced withholding rate, will be made at the Israeli applicable withholding rate.

Our shareholders who acquired their shares prior to our initial public offering and while our Company’s ordinary shares or Ordinary B Shares were not listed on NASDAQ (that is, prior to January 1996, or after April 2006 but prior to February 2014) and who do not qualify for an exemption from Israeli capital gains tax under the Tax Ordinance or an applicable Tax Treaty to which the State of Israel is a party, including the U.S.-Israel Tax Treaty described above, may be subject to Israeli capital gains tax on the disposition of their Ordinary B Shares in the Merger. SUCH SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO THEM.

Shares Issued as Compensation for Employment or Service

Shareholders who received or acquired their Ordinary B Shares under one or more of our incentive plans, or otherwise as compensation for employment or services provided to our company or any of its affiliates, may be subject to different tax rates. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, ANY SUCH HOLDERS OF ORDINARY B SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI TAX CONSEQUENCES APPLICABLE TO THEM.

Regulatory Matters

Antitrust Filing under HSR Act

Under the HSR Act, certain transactions, including the Merger, may not be consummated unless certain waiting period requirements have expired or been terminated. Pursuant to the requirements of the HSR Act, the required Notification and Report Forms with respect to the Merger were filed with the United States Department of Justice, Antitrust Division, referred to as the Antitrust Division, and the Federal Trade Commission, referred to as the FTC, on July 8, 2015. Pursuant to the requirements of the HSR Act, the Merger may be closed following the expiration of a 30-calendar day waiting period (if the thirtieth day falls on a weekend or holiday, the waiting period will expire on the next business day) following such filings with the FTC and the Antitrust Division, unless the federal government terminates the waiting period early or issues a request for additional information and documentary material. The 30-calendar day waiting period with respect to the Merger commenced on July 9, 2015.

If, within the initial 30-day waiting period, either the Antitrust Division or the FTC requests additional information and documentary material concerning the Merger, the waiting period will be extended and will expire at 11:59 p.m., New York City time, on the thirtieth calendar day after the date both parties substantially comply with that request, unless the waiting period is earlier terminated by the FTC or Antitrust Division. If the thirtieth day falls on a weekend or holiday, the waiting period will expire on the next business day.

At any time before or after the Merger is completed, any of the U.S. Department of Justice, the FTC or private parties (including individual states) may bring legal actions under the antitrust laws. The Company does not believe that the closing of the Merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “The Merger Agreement–Conditions to Completion of the Merger”.

Israeli Companies Registrar

Under the Companies Law, we and Merger Sub may not complete the Merger without first making the following filings and notifications to the Israeli Companies Registrar:

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Merger Proposal.  We and Merger Sub are required to file with the Israeli Companies Registrar a “merger proposal” setting forth specified details with respect to the Merger, within three days of calling the Meeting.  Both we and Merger Sub filed the required merger proposals with the Israeli Companies Registrar on June 28, 2015.  Under the Companies Law, at least 50 days must pass from the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar before the Merger can become effective.

•
Notice to Creditors.  In addition, each of us and Merger Sub is required to notify its creditors of the proposed Merger.  Pursuant to the Companies Law, a copy of the merger proposal must be sent to the secured creditors of each company within three days after the merger proposal is filed with the Israeli Companies Registrar, and, within four business days of such filing, known substantial creditors must be informed individually by registered mail of such filing and where the merger proposal can be reviewed.  Non-secured creditors must be informed of the merger proposal by publication in two daily Hebrew newspapers circulated in Israel on the day that the merger proposal is filed with the Israeli Companies Registrar and, where necessary, elsewhere, and by making the merger proposal available for review.  Each of us and Merger Sub has notified our respective creditors of the Merger in accordance with these requirements, to the extent applicable and, because our shares are traded on the NASDAQ Global Select Market, we have also published an announcement of the Merger in the USA Today within three business days following the day on which the merger proposal was submitted to the Israeli Companies Registrar.  Each of us and Merger Sub has notified the Israeli Companies Registrar of the notices to our respective creditors.  In addition, pursuant to the Companies Law, because we employ more than 50 employees, we must provide to our employees a copy of the publication placed in the newspapers or post a copy of the publication placed in the newspapers in a prominent location in the workplace within three business days after the merger proposal was filed with the Israeli Companies Registrar.  We have satisfied such requirement by posting a copy of the publication in a prominent location in our office in Yokneam.

•
Shareholder Approval Notice.  After the Meeting, and assuming the approval of the Merger thereat by the shareholders of each of the merging companies, each of the merging companies must file a notice with the Israeli Companies Registrar regarding the vote of the shareholders.  At least 30 days must pass from the date of the Meeting before the Merger can become effective.

No later than the closing date of the Merger (assuming that our shareholders have approved the Merger Agreement and the Merger and that all of the other conditions set forth in the Merger Agreement have been satisfied or waived (if permissible under applicable law)), each of us and Merger Sub will notify the Israeli Companies Registrar that all of the conditions to the closing have been met and request that the Israeli Companies Registrar issue a certificate evidencing the completion of the Merger in accordance with the Companies Law.  Assuming all statutory procedures and requirements have been complied with, the Merger will then become effective and the Israeli Companies Registrar will be required to register the Merger in the surviving company’s register and to issue the surviving company a certificate regarding the Merger.

Israeli Office of the Chief Scientist

The change in the composition of the Company’s shareholders in connection with the Merger and the transfer of control therein require the submission of notice to the Office of the Chief Scientist of the Ministry of Economy of the State of Israel, referred to as the OCS.  This notice requirement stems from the Law for the Encouragement of Industrial Research and Development, 5744-1984 and the regulations, rules and procedures promulgated thereunder (which we refer to as the Research Law), as well as the terms of the grant letters pursuant to which the Company had received funding from the OCS. The notice to the OCS was submitted to the OCS on July 1, 2015.  Under the Research Law, research and development programs approved by the OCS are eligible to receive grants if they meet specified criteria in exchange for the payment of royalties from the sale of the products developed in the course of research and development programs funded by the OCS.

Other Approvals

Other than the filings described above, the Company is not aware of any material regulatory filings or approvals issued by the United States government, the State of Israel, or any foreign, state or local government, required to be obtained, or waiting periods required to expire, to complete the Merger.  If Parent or the Company discover that other such material approvals or waiting periods are necessary, Parent, Merger Sub and/or the Company (as applicable) will seek to obtain or comply with them in accordance with the Merger Agreement.

Interests of our Directors and Executive Officers in the Merger

In considering the recommendation of our board of directors with respect to the Merger Agreement and the Merger, you should be aware that certain of our directors and officers have agreements or arrangements that provide them with interests in the Merger that may be different from, or in addition to, the interests of other Lumenis shareholders.  Our board of directors and the compensation committee of the board of directors were aware of these different or additional interests in determining to approve and adopt the Merger Agreement, the Merger and related compensatory terms, and to recommend to Lumenis shareholders that they vote in favor of the Merger Proposal and the other proposals for which approval is sought at the Meeting.

Merger Consideration for Ordinary B Shares Held

As of June 30, 2015, the executive officers and directors of Lumenis did not beneficially own any Ordinary B Shares other than shares underlying outstanding options.

Acceleration of Vesting of Options

As of June 30, 2015, the total number of Ordinary B Shares underlying outstanding options held by our directors, Chief Executive Officer and Chief Financial Officer was 2,050,880, in the aggregate, of which options to purchase 896,670 Ordinary B Shares had not yet vested.  At the Effective Time, each outstanding option to purchase one Ordinary B Share held by the foregoing office holders that is not then vested will become fully vested and will be converted into the right to receive, and will be canceled in consideration for the payment of, an amount in cash equal to the excess, if any, of (i) the Merger Consideration over (ii) the exercise price per share of that option, subject to applicable withholding taxes.  In the case of our Chief Executive Officer, this accelerated vesting is subject to the separate approval of the CEO Proposal at the Meeting.

Each option held by the foregoing officers and directors that is already vested will be treated identically to vested options held by other employees, and will be cancelled and converted into the right to receive, at the Effective Time, an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option (subject to applicable withholding taxes).

Bonuses

Upon, and subject to, consummation of the Merger, certain of our employees will be entitled to cash bonuses totaling $3,000,000, in the aggregate.  These bonuses were approved by our compensation committee and board of directors, as required by the Companies Law, prior to our entry into the Merger Agreement. These bonuses include a bonus of US$1,000,000 payable to our Chief Executive Officer, Ms. Zipora Ozer-Armon (the payment of which is subject to shareholder approval under Proposal 3 at the Meeting).

Indemnification and Insurance

Pursuant to the Merger Agreement, Parent has agreed that, from and after the Effective Time, it will and will cause Lumenis to, (i) indemnify and hold harmless, for seven years after the Effective Time, all current and former directors and officers of Lumenis and its subsidiaries for acts or omissions occurring prior to the Effective Time and will fulfill and honor in all respects the obligations pursuant to any indemnification agreements between Lumenis or its subsidiaries, on the one hand, and any current or former directors, officers and employees of Lumenis and its subsidiaries, on the other hand, and any indemnification provisions under Lumenis’ or its subsidiaries’ organizational documents; and (ii) acquire, or, alternatively, maintain in effect, officers’ and directors’ liability insurance, or D&O Insurance, for seven years after the Effective Time, or purchase a seven (7) year extended reporting period endorsement, or tail policy, with respect to the Company’s current D&O Insurance; provided, however, that in no event will Parent be required to expend annually more than 300% of the annual premium paid by Lumenis for its D&O Insurance in the current fiscal year.  Lumenis may also acquire the foregoing tail policy in consultation with Parent prior to the Effective Time. See “The Merger Agreement–Indemnification and Insurance.”

Notice Period Under CEO Employment Agreement

Upon, and subject to, consummation of the Merger (if Proposal 3 is approved as well), the notice period for termination of our CEO’s employment agreement would be extended to 12 months, during which our CEO would be required to continue to provide services to our company for a period of up to the three months following the notice of termination. We may decide to forego our CEO’s services during such notice period, and in such case, our CEO would be entitled to continue to receive all benefits under her employment agreement during the duration of that 12 month notice period.

THE MERGER AGREEMENT

This section of the Proxy Statement describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement and may not contain all of the information that is important to you.  The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Appendix A to this Proxy Statement and incorporated by reference into this Proxy Statement. You are urged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the Merger.

The Merger Agreement contains representations and warranties by the Company, Parent and Merger Sub which were made only for purposes of the Merger Agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures being made by parties to the Merger Agreement instead of establishing these matters as facts, and may apply contractual standards of materiality or material adverse effect that generally differ from those applicable to investors. In addition, information concerning the subject matter of representations, warranties and covenants may change after the date of the Merger Agreement, which may or may not be fully reflected in our public disclosures. Neither the Merger Agreement nor the description below is intended to provide you with any other factual information about us. Such information can be found elsewhere in this Proxy Statement and in the public filings we make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 73.

Structure of the Merger

Subject to the terms and conditions of the Merger Agreement and in accordance with Israeli law, Merger Sub, a direct, wholly-owned subsidiary of Parent, will be merged with and into the Company, with the Company surviving the Merger and becoming a direct, wholly-owned subsidiary of Parent.  As a result, after the Effective Time, our Ordinary B Shares will no longer be publicly traded.  The Merger will be effected by way of a statutory merger pursuant to Sections 314-327 of the Companies Law, which requires, among other things, the approval of a simple majority of the voting power present and voting at a meeting of the Company’s shareholders in person or by proxy, excluding abstentions and broker non-votes and excluding the voting power of any Ordinary B Shares that are held by Merger Sub, Parent, or by any person holding at least 25% of the means of control of any of them, or anyone acting on behalf of any of them, including any of their affiliates (we refer to such shareholder approval as the Company Shareholder Approval).

Merger Consideration

As a result of the Merger, each Ordinary B Share issued and outstanding immediately prior to the Effective Time (other than Ordinary B Shares held in the treasury of the Company or owned by Parent or any direct or indirect wholly-owned subsidiary of the Company or of Parent (if any), which shall be canceled and retired without any conversion or consideration paid in respect thereof and shall cease to exist) shall automatically be converted into and represent the right to receive $14.00 in cash (we refer to such cash consideration as the Merger Consideration) without any interest thereon, subject to the withholding of any applicable withholding taxes.

At the Effective Time, each outstanding option to acquire Ordinary B Shares then outstanding, vested and unexercised shall be canceled in exchange for the right to receive a cash payment (without interest) equal to the product of (a) the excess, if any, of the Merger Consideration over the exercise price per Ordinary B Share for such option, and (b) the total number of shares underlying such option (we refer to such cash consideration as the Option Consideration), subject to the withholding of any applicable withholding taxes.

At the Effective Time, each outstanding option to acquire Ordinary B Share then unvested shall be replaced and substituted by the right to receive from the Surviving Corporation, on each applicable vesting period date, for each unvested option that would otherwise have vested on such applicable vesting period date, an amount in cash (without interest) equal to the excess of the Merger Consideration over the exercise price per Ordinary B Share for such option, subject to the withholding of any applicable withholding taxes.

Representations and Warranties

The Merger Agreement contains a number of representations made by and to Parent and Merger Sub, on the one hand, and the Company, on the other hand.  The assertions embodied in those representations and warranties were made for purposes of the Merger Agreement and are subject to qualifications and limitations as agreed by Parent and the Company in connection with negotiating the terms of the Merger Agreement.

Representations made by the Company to Parent and Merger Sub in the Merger Agreement relate to, among other things:

•	due incorporation, good standing and qualification;

•	corporate power and authority to enter into the Merger Agreement and consummate the transactions contemplated thereby;

•	board approval and recommendation of the Merger Agreement and the transactions contemplated thereby;

•	absence of any conflict with organizational documents, laws, and material agreements as a result of the Merger;

•	required consents and filings with governmental entities;

•	capitalization of the Company;

•	ownership of, and other matters related to, the Company’s subsidiaries;

•	accuracy and sufficiency of documents filed with the SEC;

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conformity of the Company’s financial statements with applicable accounting requirements, sufficiency of internal controls and procedures, and that the financial statements fairly present, in all material respects, the consolidated financial position of the Company;

•	absence of undisclosed liabilities;

•	the absence of certain changes giving rise to a Company Material Adverse Effect (as defined below) since December 31, 2014 through June 18, 2015;

•	material contracts;

•	real property;

•	personal property and assets;

•	intellectual property matters;

•	taxes and tax matters;

•	employee benefit plans;

•	labor and employment matters;

•	compliance with permits;

•	compliance with laws and regulatory matters;

•	environmental matters;

•	absence of material pending or threatened legal proceedings;

•	insurance matters;

•	related party transactions;

•	absence of any obligation to pay brokers’ or other similar fees;

•	opinion of financial advisor;

•	inapplicability of antitakeover statutes; and

•	accuracy of the Company’s proxy statement.

Representations made by Parent and Merger Sub to the Company in the Merger Agreement relate to, among other things:

•	due incorporation, good standing and qualification;

•	corporate power and authority to enter into the Merger Agreement and consummate the transactions contemplated thereby;

•	absence of any breach of organizational documents, laws, agreements and instruments as a result of the Merger;

•	required consents and filings with governmental entities;

•	absence of material pending or threatened legal proceedings;

•	accuracy of information provided for inclusion in the Company’s proxy statement;

•	no ownership of Company’s securities;

•	absence of any obligation to pay brokers’ or other similar fees;

•	ownership and operations of Merger Sub;

•	no shareholders or management arrangements except as contemplated by the Merger Agreement;

•	sufficiency of funds for payments pursuant to the Merger Agreement and financing commitments to be obtained;

•	non-reliance on the Company’s estimates, projections, forecasts, forward-looking statements and business plans; and

•	approval of the Merger, the Merger Agreement and the transactions contemplated thereby by the board of directors of each of Parent and Merger Sub.

Significant portions of the representations and warranties of the Company are qualified as to “Knowledge” of the Company and/or “materiality” or “Company Material Adverse Effect.”

“Knowledge” of the Company means (i) the actual knowledge of the Company’s CEO, CFO and general counsel, and (ii) solely with respect to their respective areas of primary responsibility, the actual knowledge of the VP Research & Development, VP Global Operations, and VP Human Resources; in each case of (i) and (ii) after reasonable inquiry.

A Company Material Adverse Effect means any change, effect, event or development, individually or in the aggregate, that has had, is, or is reasonably likely to have, a material adverse effect on (a) the financial condition, properties, assets (including intangible assets), liabilities, business, capitalization, operations or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) the ability of the Company to consummate the Merger and to perform its obligations under the Merger Agreement and the ancillary agreements that the Company is a party to. However, no change, effect, event or development resulting from or arising out of the following will be deemed to be or constitute a “Company Material Adverse Effect”, or will be taken into account when determining whether a “Company Material Adverse Effect” has occurred or would or could occur:

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general economic conditions (or changes in such conditions) in Israel, the United States, Europe, Asia or any specific country or region in the world in which the Company or any of its subsidiaries operates, or conditions in the global economy generally;

•
conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in Israel, the United States, Europe, Asia or any specific country or region in the world in which the Company or any of its subsidiaries operates;

•	conditions (or changes in such conditions) in the industries in which the Company and its subsidiaries conduct business;

•
political conditions (or changes in such conditions), acts of war, armed hostilities, sabotage or terrorism (including any escalation or general worsening of any such acts of war, armed hostilities, sabotage or terrorism) in Israel, the United States, Europe, Asia or any specific country or region in the world where the Company or any of its subsidiaries has operations;

•
changes in applicable law or other legal or regulatory conditions (or the authoritative interpretation thereof) or changes in GAAP or other accounting standards applicable to the Company or its subsidiaries (or the authoritative interpretation thereof);

•
natural disasters, weather conditions and other force majeure events in Israel, the United States, Europe, Asia or any specific country or region in the world where the Company or any of its subsidiaries has operations;

•
the announcement of the Merger Agreement or the pendency or consummation of the transactions contemplated hereby, including impact thereof on the relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors or other business partners;

•	any action or omission required by law or the terms of the Merger Agreement, or at the request or with the consent of Parent or any of its affiliates;

•	changes in the Company’s share price or the trading volume of the Company’s shares, in and of itself, but not the underlying cause of such changes;

•	any failure of the Company to meet any securities analysts’ projections, internal projections, or forecasts or estimates of earnings or revenues, but not the underlying cause of such failure; or

•
any legal proceedings brought or threatened by any of the current or former shareholders of the Company (on their own behalf or on behalf of the Company) relating to the Merger Agreement or any of the transactions contemplated thereby, including the Merger.

Some of the representations and warranties of Parent and Merger Sub are qualified as to “materiality” or are qualified with respect to any event, change, effect, development, condition or occurrence that would prevent or materially delay Parent from consummating the transactions contemplated by the Merger Agreement or prevent or materially delay that party from performing its obligations under the Merger Agreement.

The representations and warranties in the Merger Agreement do not survive the consummation of the Merger. Only the covenants in the Merger Agreement (described below) that by their terms survive the Effective Time shall so survive the Effective Time.

Conduct of Business by the Company

The Company has agreed that until the Effective Time, the Company and its subsidiaries will conduct their businesses in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve substantially intact their business organization, keep available the services of the current officers and key employees, and preserve the current relationships with customers, suppliers, distributors and other persons with whom the Company or its subsidiaries have significant business relations, subject to certain exceptions.

The Company has also agreed that to the extent reasonably practicable to notify and consult with the Parent (1) after receipt of any material communication from any governmental authority or inspections of any manufacturing or clinical trial site and before making any material submission to any governmental authority, and (2) prior to making any material change to a study protocol, adding new trials, making any material change to a manufacturing plan or process, or making a material change to the development timeline for any of its product candidates or programs.

The Company has further agreed generally to not take, or permit its subsidiaries to take, the following actions (subject in each case to the exceptions provided in the Merger Agreement) prior to the Effective Time, without the prior consent of Parent (which consent may not be unreasonably withheld, conditioned or delayed):

•	amend the organizational documents of the Company or its subsidiaries;

•
issue, sell, or deliver any equity securities of the Company or its subsidiaries, except for issuance of Ordinary B Shares upon exercise of options outstanding on the date of the Merger Agreement and in accordance with their present terms;

•
directly or indirectly, repurchase, redeem or otherwise acquire any equity securities of the Company or its subsidiaries, except in connection with tax withholdings and exercise price settlements upon the exercise of options outstanding on the date of the Merger Agreement and in accordance with their present terms;

•	split, combine, subdivide or reclassify the share capital of the Company or any of its subsidiaries, or issue or authorize the issuance of any other securities in respect of such shares capital;

•
declare, set aside or pay any dividend or other distribution in respect of the share capital of the Company or make any other actual, constructive or deemed distribution in respect of the shares capital, except for cash dividends made by any direct or indirect subsidiary of the Company to the Company or one of its subsidiaries;

•
propose to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries, or elect or appoint any new directors or executive officers of the Company, except for the transactions contemplated by the Merger Agreement and actions and resolutions adopted in the course of its implementation;

•
incur, assume or guarantee any indebtedness for borrowed money, or issue any debt securities or other rights to acquire any debt securities of the Company or any of its subsidiaries, except for (a) debt incurred in the ordinary course of business consistent with past practice under letters of credit, lines of credit or other credit facilities or arrangements in effect on the date of the Merger Agreement or issuances or repayment of commercial paper in the ordinary course of business consistent with past practice, (b) loans or advances between the Company and its subsidiaries, or between any subsidiaries, and (c) voluntary repayment of any indebtedness for borrowed money;

•
make any loans, advances or capital contributions to or investments in any other person (other than the Company or any of its subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice to employees of the Company or any of its subsidiaries;

•	mortgage or pledge any of the Company’s or its subsidiaries’ material assets, tangible or intangible or create any lien thereupon, except for liens permitted under the Merger Agreement;

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except as may be required by applicable law or employee plan in effect at the date of the Merger Agreement, enter into, adopt, amend in any material respect or terminate any material employee benefit agreement, arrangement or plan, or increase the compensation or pay any special remuneration to any director, officer or employee, or pay any material benefit not required by any plan or arrangement, or, make any loans to or change existing lending arrangements with any directors, officers or employees, agents or consultants; except for (a) compensation arrangements or agreements for employees who are not officers or directors in the ordinary course of business consistent with past practice unless the annual base salary (including bonuses) payable to any new employee equals or exceeds $250,000, and (b) any bonus to be paid to employees and officers on and subject to the Closing in the aggregate amount not to exceed $3 million;

•
make any material change in any of the accounting principles or practices, or make any material change in internal accounting controls or disclosure controls and procedures, except for as may be required by applicable law or by the GAAP;

•	make any new capital expenditure or expenditures in excess of $250,000, individually, or $500,000, in the aggregate, except for capital expenditures pursuant to the Company’s 2015 budget;

•
acquire or agree to acquire (a) any business or other entity or any material equity interest for consideration in excess of $500,000, or (b) any assets that are material to the Company and its subsidiaries, taken as a whole, except for purchases of inventory, services or supplies in the ordinary course of business consistent with past practice or other purchases contemplated by the Company’s 2015 budget;

•	enter into any contract with respect to a joint venture, strategic alliance or partnership that is material to the Company and its subsidiaries, taken as a whole;

•
sell, lease (as lessor), license or otherwise dispose of or subject to any lien any properties or assets of the Company or its subsidiaries, which are material to the Company and its subsidiaries, taken as a whole, other than in the ordinary course consistent with past practice;

•
prepare or file any income tax return or other material tax return in a manner inconsistent with past practice or, on any such tax return, take any material position inconsistent with past practice, make or change any tax election, settle or otherwise compromise any material claim relating to taxes, settle any material dispute relating to taxes, adopt or change any accounting method in respect of taxes, enter into any tax indemnity, sharing, allocation agreement or closing agreement, or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment, request any ruling or similar guidance with respect to taxes, other than the tax rulings contemplated by the Merger Agreement;

•
discharge, settle or satisfy any claims, liabilities, litigation or obligations in an amount in excess of $250,000 individually or $500,000 in the aggregate, other than those reflected or reserved against in, or contemplated by, the most recent consolidated financial statements of the Company included in its public filings or incurred in the ordinary course of business consistent with past practice;

•	cancel any material indebtedness for borrowed money or waive any claims or rights with a value in excess of $500,000;

•
give any material discount, accommodation or other concession in order to accelerate or induce the collection of any receivable other than in the ordinary course of business consistent with past practice;

•
apply for or accept any (a) grant from any Israeli governmental authority, which grant is extended to support the Company’s research and development operations, or (b) any material grant from any other governmental authority;

•	enter into, engage in or amend any transaction or contract with any related party or any interested party;

•	cancel or fail to in good faith seek to renew any material insurance policies; or

•	enter into a Contract, or otherwise resolve or agree in any legally binding manner, to take any of the actions prohibited by the Merger Agreement.

Company Shareholder Meeting; Merger Proposal

The Company has agreed to, no later than five business days after the date of the Merger Agreement, establish a record date for, duly call, give notice of and convene a special meeting of its shareholders (which we refer to as the Company Shareholders Meeting) for the purpose of obtaining the Company Shareholder Approval, and publish the notice of the Company Shareholder Meeting.  The notice of this Special Meeting was published on June 25, 2015 and the record date was June 30, 2015.

The Company has agreed, as promptly as reasonably practicable following the execution of the Merger Agreement, but no later than 15 business days after the date of the Merger Agreement, to furnish to the SEC on Form 6-K a proxy statement for the Company Shareholders Meeting and cause the proxy statement to be mailed to the shareholders of the Company.

The Company and Merger Sub have agreed that they will, as promptly as reasonably practicable after the execution of the Merger Agreement, cause a merger proposal (in the Hebrew language) to be executed in accordance with the Companies Law and delivered to the Israeli Companies Registrar.  The Company and Merger Sub have further agreed to timely provide and/or publish notices to their creditors in accordance with the Companies Law and to timely inform the Israeli Companies Registrar that such notices were given to their respective creditors.  The executed merger proposals of the Company and Merger Sub were filed with the Israeli Companies Registrar on June 28, 2015.

No Solicitation of Acquisition Proposals

The Company has agreed that it will and will cause its subsidiaries and their respective Representatives (defined in the Merger Agreement as officers, directors, employees, investment bankers, attorneys or other authorized agents, or advisors or representative thereof, or any direct or indirect subsidiary thereof) to immediately cease any and all existing discussions, communications or negotiations with respect to any Acquisition Proposal (as defined below) with any persons conducted prior to the execution of the Merger Agreement.  In addition, the Company has agreed that neither it nor its subsidiaries will, and the Company will not authorize or permit any of their respective Representatives to:

•	initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to an Acquisition Proposal;

•
furnish to any person (other than the Parent and the Merger Sub or their designees) any non- public information concerning the Company’s business, assets or properties with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an Acquisition Proposal or the making of any proposal or other communication that would reasonably be expected to lead to an Acquisition Proposal;

•	participate or engage in discussions or negotiations with any person with respect to an Acquisition Proposal; or

•	negotiate, approve, recommend or enter into any contract with respect to any Acquisition Transaction (as defined below).

The term “Acquisition Proposal” means any offer or proposal to engage in an Acquisition Transaction made prior to the Effective Time. The term “Acquisition Transaction” means any transaction or series of related transactions involving: (a) any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a person or group of persons acquires ownership of securities representing 15% or more of the outstanding Ordinary B Shares of the Company; (b) a merger, consolidation, business combination, scheme of arrangement or similar transaction involving the Company and/or any of its subsidiaries (except for any such transaction between or among two or more of its subsidiaries); (c) a sale, lease, exchange, license, transfer, acquisition or disposition of more than 15% of the total consolidated assets of the Company and its subsidiaries; (d) a recapitalization, restructuring, liquidation, dissolution or other winding up of the Company; or (e) any issuance by the Company individually or in the aggregate of over 15% of its equity securities, except pursuant to the exercise of outstanding options.

Any material violation of the foregoing restrictions by the Company or any of its subsidiaries or any of their respective senior representatives shall be deemed to be a material breach of the Merger Agreement by the Company. The term "senior representative" means any representative of the company who is a director or officer of the Company or any subsidiary, a senior-level employee (i.e., managing director (or similar title) or above) of any financial advisor retained by the Company or any of its subsidiaries or a partner of any law firm retained by the Company or any of its subsidiaries or any other Person acting with the actual authority of the Company.

Notwithstanding the restrictions above, our Board is permitted to engage in discussions of, or provide non-public information with respect to, any bona fide, unsolicited written Acquisition Proposal received without any material violation of the “no solicitation” restrictions described above, if our Board has determined, after consultation with its financial advisor and outside legal counsel, that (a) the Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below) and (b) failure to take the actions would reasonably be expected to be inconsistent with the fiduciary duties of directors of a Delaware corporation under Delaware law; provided, that before providing any non-public information to the person making the Acquisition Proposal, the recipient must enter into a confidentiality agreement that is no less favorable to the Company than the confidentiality agreement between the Company and Parent.

The Company is required to notify Parent within 24 hours after receipt by the Company of an Acquisition Proposal, or any inquiry or request for information that would reasonably be expected to lead to an Acquisition Proposal.  The Company is required to provide such notice and identify the third party making, and the terms and conditions of, any such Acquisition Proposal, as well as to provide a copy of the Acquisition Proposal (if in writing), and to keep Parent informed on a prompt basis with respect to any material change to the terms of such acquisition proposal (but in no event later than 24 hours following any such change).

The Company has also agreed that except to the extent inconsistent with the fiduciary duties of directors of a Delaware corporation under applicable Delaware law, it will not, and will cause its subsidiaries not to, terminate, waive, amend or modify, or grant permission under, any standstill provision in any confidentiality agreement to which it or any of its subsidiaries is or becomes a party (other than as occurs in accordance with the terms of any such standstill provision in effect as of the date of the Merger Agreement).  In addition, it will, and will cause its subsidiaries to, use reasonable best efforts to enforce such standstill provisions if it becomes aware of any material breach of any such standstill provision by the party subject thereto.

Company Board Recommendation Change; Fiduciary Termination

The Merger Agreement prohibits our Board from (a) withholding, withdrawing, amending or modifying in a manner adverse to the transactions contemplated in the Merger Agreement in any material respect, or publicly proposing to withhold, withdraw, amend or modify in a manner adverse to the transactions contemplated in the Merger Agreement in any material respect, the recommendation of the Company Board that the holders of Company Shares approve the Merger Agreement and the Merger (to which we refer as the Company Board Recommendation), or (b) approving or recommending or proposing to approve or recommend, any Acquisition Proposal (the actions in clauses (a) and (b) are referred to as a Company Board Recommendation Change).

Notwithstanding the restrictions described above, if, prior to obtaining the Company Shareholder Approval, the Company receives an Acquisition Proposal from a third party that did not result from the third party’s breach of any standstill obligations or the Company’s breach of its no solicitation obligations, and our Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that (a) the Acquisition Proposal constitutes a Superior Proposal provided that such Superior Proposal is not subject to any financing condition not set forth in the Merger Agreement, and (b) the failure to change its recommendation or terminate the Merger Agreement would reasonably be expected to be inconsistent with the fiduciary duties of directors of a Delaware corporation under Delaware law, then, our Board may effect a Company Board Recommendation Change in respect of such Superior Proposal or to enter into an acquisition agreement with respect to such Superior Proposal, if:

•	the Company has notified Parent of its intention to effect a Company Board Recommendation Change and/or terminate the Merger Agreement in respect of such Superior Proposal;

•
prior to making a Company Board Recommendation Change or terminating the Merger Agreement in order to accept the Superior Proposal, the Company has given Parent a three-business-day period during which, if requested by Parent, the Company would make its representatives available to discuss proposed changes to the Merger Agreement (with any material revision to the Superior Proposal restarting the three-business-day period);

•
after considering any written, binding and irrevocable offer delivered by Parent during such three business-day period, our Board nonetheless determines, after consultation with its financial advisors and outside legal counsel, that failure to make a Company Board Recommendation Change or terminate the Merger Agreement would reasonably be expected to be inconsistent with the fiduciary duties of directors of a Delaware corporation under Delaware law; and

•
the Company has paid the Termination Fee (as defined below) in advance of or substantially concurrently with the termination of the Merger Agreement and immediately following such termination enters into a binding definitive agreement for the Superior Proposal.

The term “Superior Proposal” means any bona fide written unsolicited Acquisition Proposal to acquire more than 66.67% of the equity securities or consolidated total assets of the Company and its Subsidiaries, pursuant to a tender or exchange offer, a merger, scheme of arrangement, a consolidation, a business combination, or a sale of assets on (a) terms that our Board has determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all relevant legal, financial and regulatory aspects and the terms and the timeframe of this acquisition proposal, would be more favorable to our shareholders than the Merger, and (b) which our Board has determined in good faith (after consultation with its outside legal counsel and financial advisors) to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal and the consequences of the termination of the Merger Agreement.

The parties to the Merger Agreement have contractually agreed, without intending to modify any fiduciary duties of our Board (or any of its committees) under applicable law, that, in the absence of compelling Israeli legal authority to the contrary, the Company, our Board and the Company’s outside legal counsel are entitled to rely on and deem applicable to the Company and our Board the law applicable to corporations incorporated in the State of Delaware for purposes of making the conclusions described above (and providing advice with respect thereto).

Efforts to Consummate the Merger

Subject to the terms and conditions of the Merger Agreement, each of the Parent, Merger Sub and the Company has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, and to assist and cooperate with the other party to the Merger Agreement in doing, all things reasonably necessary, proper or advisable under applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement, including (a) causing the conditions to closing to be satisfied; (b) obtaining all necessary approvals from governmental authorities and making all necessary filings with governmental authorities, that are necessary to consummate the Merger and the other transactions contemplated the Merger Agreement; (c) obtaining all necessary approvals under any material contracts to which the Company or any of its subsidiaries is a party in connection with the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement so as to maintain and preserve the benefits under these material contracts following the closing; and (d) executing and delivering any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement and to fully carry out the purposes of the Merger Agreement. Notwithstanding the foregoing, the Company is not required prior to the Effective Time to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration, or to provide additional security to obtain the consent, waiver or approval of any person under any contract.

Each of Parent and the Company has agreed to, and cause their respective affiliates (if applicable) to, promptly file the notification and report form required under the HSR Act for the transactions contemplated by the Merger Agreement no later than 10 business days following the date of the Merger Agreement.

Parent has agreed that it and/or its affiliates will execute and deliver an undertaking in customary form in favor of the OCS, to comply with applicable law (if and when required to do so), and the Company is permitted to submit a notice to the OCS regarding the change in ownership of the Company effected as a result of the Merger at any time prior to the completion of the Merger.

Each of Parent and the Company has agreed to, and to cause each of its affiliates to, take any and all reasonable actions necessary to obtain any consents, clearances or approvals required in connection with the transaction under any applicable law, and to enable all waiting periods under any applicable law to expire, and to avoid or eliminate each and every impediment under any applicable law asserted by any governmental authority, in each case, to cause the Merger and the other transactions contemplated by the Merger Agreement to occur as soon as practicable and in any event prior to the Outside Date (as defined below), including but not limited to (a) promptly complying with or modifying any requests for additional information (including any second request) by any governmental authority, (b) contesting, defending and appealing any threatened or pending injunction or other order, decree, ruling or otherwise that would adversely affect the ability of the parties to consummate the transactions contemplated by the Merger Agreement, and taking any and all other actions to prevent the entry, enactment or promulgation thereof.

Each of Parent and the Company further agreed that they will not, and will not permit their affiliates to, make any acquisition or enter into any definitive agreement for any acquisition if doing so would reasonably be expected to (a) delay or increase the risk of not obtaining any required governmental approval or the expiration or termination of any applicable waiting period, (b) increase the risk of any governmental authority entering an order prohibiting the consummation of the transactions contemplated by the Merger Agreement or the risk of not being able to remove any such order on appeal, or (c) delay or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

Nothing in the Merger Agreement requires Parent, the surviving company or any other subsidiary of Parent to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or agree or propose to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or permit or agree to the sale, holding separate, licensing or other disposition of, any assets of Parent, the surviving company or any other subsidiary of Parent or the Company, whether as a condition to obtaining any approval from, or to avoid potential litigation or administrative action by, a governmental authority or any other person or for any other reason.

Indemnification and Insurance

The Merger Agreement provides that the rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company acting in such capacities as provided in the charter documents of the Company and any indemnification or other agreements of the Company as in effect on the date of the Merger Agreement will be assumed by the surviving company in the Merger and will survive the Merger and continue in full force and effect in accordance with their terms (subject to any limitation imposed from time to time under applicable law).

Parent has also agreed that for seven years after the closing of the Merger, the surviving company, will (a) indemnify our directors and officers against liabilities arising directly or indirectly out of or pertaining directly or indirectly to (1) any action or omission or alleged action or omission in such person’s capacity as a director, officer, employee or agent of the Company or any of its subsidiaries or other affiliates prior to or at the Effective Time, or (2) any of the transactions contemplated by the Merger Agreement; and (b) advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under the Merger Agreement, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by an indemnified person in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such indemnified person to repay such advances if it is ultimately decided in a final, non appealable judgment by a court of competent jurisdiction that such indemnified person is not entitled to indemnification.

Parent has also agreed to cause the surviving company to maintain in effect, for seven years after the closing of the Merger, directors’ and officers’ insurance policies covering acts or omissions occurring at or prior to the Effective Time, on terms with respect to coverage and amounts that are equivalent to those of the Company’s current directors’ and officers’ insurance policies, or purchase a seven-year “tail” endorsement to the current directors’ and officers’ insurance policies (or Parent may purchase a substitute policy with the same coverage as the “tail” endorsement), in each case provided that Parent and the surviving company are not required to spend more than 300% of the current aggregate annual premium for these policies.  Notwithstanding the foregoing, the Company has the option, in consultation with Parent, to purchase such a seven-year “tail” endorsement to the current directors’ and officers’ insurance policies prior to the Effective Time, at a premium not to exceed 300% of the current aggregate annual premium for these policies.

Employee Matters

Parent has acknowledged that the consummation of the transactions set forth in the Merger Agreement will constitute a “change of control” (or similar phrase) for purposes of all of the Company’s employee plans.

From the Effective Time the surviving company will honor all employee plans and compensation arrangements in accordance with their terms as in effect immediately before the Effective Time, provided that the foregoing does not prohibit the surviving company from amending or terminating any employee plan or compensation arrangements in accordance with their terms or as required by applicable laws.

Tax Rulings

Pursuant to the Merger Agreement, the Company has received from the Israeli Tax Authority a ruling (to which we refer as the Option Tax Ruling) confirming, inter alia, that (a) the cancellation of the Company’s vested options and the payment of the Option Consideration therefor will not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Tax Ordinance) so long as the respective Option Consideration is deposited with the trustee appointed pursuant to Section 102 of the Tax Ordinance (to which we refer as the 102 Trustee) until the end of the respective holding period, and (b) the deposit of the Option Consideration with the 102 Trustee will not be subject to any withholding tax obligation. Transfer of the Option Consideration to the option holders by the 102 Trustee may be subject to withholding tax, as per applicable law. The Option Tax Ruling is subject to customary conditions regularly associated with such a ruling.

In addition, the Parent may prepare and file with the Israeli Tax Authority an application in form and substance reasonably acceptable to the Company for a ruling that (a) with respect to holders of Ordinary B Shares that are non−Israeli residents (as defined in the Tax Ordinance or as will be determined by the Israeli Tax Authority), exempting Parent, the Paying Agent, the surviving company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or clearly instructing Parent, the Paying Agent, the surviving company and their respective agents on how such withholding is to be executed; and (b) with respect to holders of Ordinary B that are Israeli residents (as defined in the Tax Ordinance or as will be determined by the Israeli Tax Authority) (excluding Ordinary B Shares subject to Section 102 of the Tax Ordinance) exempting Parent, the Paying Agent, the surviving company and their respective agents from any obligation to withhold Israeli tax from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or clearly instructing Parent, the Paying Agent, the surviving company and their respective agents on how such withholding is to be executed.

Equity Commitment

The Company received an equity commitment letter executed by XIO, confirming that XIO has and will have as of the Effective Time, sufficient cash available to provide Parent to fund the payment of the Merger Consideration and the Option Consideration, and that such equity commitment letter is valid, binding, in effect, and has not and will not be amended, supplemented or withdrawn at any time prior to or on the Effective Time.

Certain Other Covenants

The Merger Agreement contains additional covenants, including relating to cooperation in connection with the preparation of the Company’s proxy statement, public announcements, notices of certain events, access by Parent to the properties, books and records and personnel of the Company and its subsidiaries, de-listing of the Ordinary B Shares from the NASDAQ and the deregistration of the Ordinary B Shares under the Exchange Act, confidentiality, minimizing the effect of any takeover laws, participation in shareholder litigations, and the preparation of SEC filings that may need to be made after the date of the Merger Agreement and prior to the Effective Time.

Conditions to the Merger

Closing Conditions Applicable to Both Sides

Each party’s obligation to complete the Merger is conditioned upon the satisfaction or waiver, on or prior to the Effective Time, of all of the following conditions:

•	the Company Shareholder Approval has been obtained;

•
no governmental entity has enacted, issued or promulgated any law or any injunction or order which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting or preventing the consummation of the Merger;

•	the waiting periods under the HSR Act have expired or been terminated;

•
As required by the Companies Act, at least 50 days have elapsed after the filing of a merger proposal with the Registrar of Companies of the State of Israel and at least 30 days have elapsed after the Company Shareholder Approval and the approval of the Merger by the shareholder of Merger Sub have been obtained;

Conditions to Parent’s and Merger Sub’s Obligations to Close

The obligations of Parent and Merger Sub to complete the Merger are subject to the satisfaction or waiver of the following additional conditions:

•
(a) the representations and warranties of the Company regarding corporate power to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement are true and correct in all material respects as of the Effective Time, (b) certain representations and warranties of the Company regarding the Company’s capitalization are true and correct in all respects as of the Effective Time, except for de minimis inaccuracies, and (c) all other representations and warranties of the Company are true and correct as of Effective Time, except for any inaccuracy which has not had, individually or in the aggregate, a Company Material Adverse Effect;

•	the Company has performed and complied with its obligations under the Merger Agreement in all material respects;

•	the delivery of an officer’s certificate by the Company certifying that the above conditions have been satisfied;

•	no Company Material Adverse Effect has occurred since the execution of the Merger Agreement; and

•
the Company’s chief executive officer shall be an employee of the Company immediately prior to the Effective Time (except for death or disability) and she has not rescinded or purported to have rescinded her employment agreement.

Conditions to Company’s Obligation to Close

The Company’s obligation to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

•
(a) the representations and warranties of Parent and Merger regarding corporate authority to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement are true and correct in all material respects as of the Effective Time, and (b) all other representations and warranties of the Company are true and correct as of the closing date, except for any inaccuracy which would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations under the Merger Agreement;

•	Parent and Merger Sub have performed and complied with their obligations under the Merger Agreement in all material respects; and

•	the delivery of an officer’s certificate by Parent and Merger Sub certifying that the above conditions have been satisfied.

Termination Provisions

The Merger Agreement may be terminated at any time before the Effective Time by the mutual written agreement of Parent and the Company.

The Merger Agreement may also be terminated prior to the Effective Time by either Parent or the Company if:

•
the Merger is not consummated by October 18, 2015 (we refer to such date as the Outside Date) (the right to terminate is not available to a party whose breach of the Merger Agreement has been a principal cause of, or primary resulted in, the failure to close the transaction by the Outside Date or is in a material breach of the Merger Agreement);

•	a governmental entity has issued a final and non-appealable order or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

•	the Company Shareholder Approval is not obtained after the final adjournment of the shareholders’ meeting at which a vote is taken on the Merger.

The Merger Agreement may also be terminated by the Company under any of the following circumstances:

•
at any time prior to the third business day immediately preceding the Effective Time and immediately thereafter enters into a definitive agreement with respect to a Superior Proposal (which may not be subject to any financing condition that is not set forth in the Merger Agreement); or

•
at any time prior to the Effective Time, Parent or Merger Sub has breached any of their representations, warranties or covenants under the Merger Agreement which would result in the failure to satisfy a closing condition, and the breaching party has failed to cure or cannot cure the breach within 20 business days following notice of the breach.

The Merger Agreement may also be terminated by Parent under any of the following circumstances:

•
at any time prior to the receipt of Company Shareholder Approval (a) our Board has effected a Company Board Recommendation Change, or (b) our Board has failed to formally recommend against a competing tender or exchange offer that constitutes an Acquisition Proposal within 10 business days after the commencement of the offer, has recommended our shareholders to approve such acquisition proposal, or has publicly announced its intention to enter into any agreement in respect of such Acquisition Proposal;

•
at any time prior to the Effective Time, (a) our Board has failed to publicly reaffirm its recommendation of the Merger within three business days after Parent’s written request, or (b) the Company or any of its senior representatives has willfully and materially breached their obligations under the Merger Agreement with respect to no solicitation of Acquisition Proposals and no change of Company Board Recommendation; or

•
at any time prior to the Effective Time, the Company has breached any of its representations, warranties or covenants under the Merger Agreement which would result in the failure to satisfy a closing condition, and the Company has failed to cure or cannot cure the breach within 20 business days following notice of the breach.

Effect of Termination

If the Merger Agreement is validly terminated, it will become null and void, with the exception of a few specified sections, each of which shall survive the termination of the Merger Agreement. The termination of the Merger Agreement will not relieve any party from liability for any fraud or willful and material breach of any representation, warranty, covenant, obligation or other provision of the Merger Agreement. For purposes of the Merger Agreement, “willful breach” means any act or failure to act by any person with the actual knowledge that the taking of such act or the failure to take such act would cause a breach of the Merger Agreement.

Termination Fee

The Company is required to pay to Parent an amount of $18,500,000 (we refer to such an amount as the Termination Fee), in the event that the Merger Agreement is terminated under any of the following circumstances:

•
the Merger Agreement is terminated by either party as a result of the failure to obtain the Company Shareholder Approval, an Acquisition Proposal was publicly announced and not withdrawn before the Meeting, and within 12 months after the termination, the Company enters into a definitive agreement to effect such Acquisition Proposal with the party who made such Acquisition Proposal and such definitive agreement is subsequently completed;

•
Parent terminates the Merger Agreement as a result of a Company Board Recommendation Change, our Board’s recommendation of (or failure to recommend against) a competing tender or exchange offer that constitutes an Acquisition Proposal, our Board’s failure to reaffirm its recommendation of the Merger, or a willful and material breach by the Company or its senior representatives of their obligations under the Merger Agreement with respect to no solicitation of Acquisition Proposals and no change of Company Board Recommendation;

•
the Merger Agreement is terminated by either party as a result of the failure to consummate the Merger before the Outside Date (only if such right to terminate was available to the Parent as described under “Termination Provisions” above), an Acquisition Proposal was publicly disclosed and not withdrawn prior to the termination, and within 12 months after the termination, the Company enters into a definitive agreement to effect such Acquisition Proposal with the party who made such Acquisition Proposal and such definitive agreement is subsequently completed;

•	the Company terminates the Merger Agreement prior to the receipt of the Company Shareholder Approval and immediately thereafter enters into a definitive agreement with respect to a Superior Proposal;

In addition, in the event that the Company terminates the Merger Agreement following the receipt of the Company Shareholder Approval and immediately thereafter enters into a definitive agreement with respect to a Superior Proposal, then the Termination Fee will be equal to $25,000,000.

In the event that the Merger Agreement is terminated as a result of the Company’s failure to obtain the Company Shareholder Approval, the Company will reimburse Parent for its out-of-pocket expenses in the agreed amount of $1,250,000, provided, however, that no such reimbursement of expenses be made if the Company is required to pay a Termination Fee.

Expenses

All fees and expenses incurred in connection with the Merger Agreement and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.

Amendments

The Merger Agreement can be amended at any time by execution of a written agreement signed by each of Parent, Merger Sub and the Company; provided, however, that in the event that the Company has received the Company Shareholder Approval, no amendment will be made to the Merger Agreement that requires the approval of our shareholders without obtaining the Company Shareholder Approval for such amendment, and no amendment will be made after the Effective Time.

Governing Law and Jurisdiction

The Merger Agreement and any dispute in connection therewith will be governed by, construed and enforced in accordance with the laws of the State of Israel, and any action or proceeding arising in connection with the Merger Agreement will be brought only before the competent courts located in Tel Aviv-Jaffa, Israel.

PROPOSAL 2
INCREASE IN INDEMNIFICATION LIMITS FOR OFFICERS AND DIRECTORS

Background

The Companies Law currently provides that a company may indemnify an office holder (which consists of a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly reporting to the general manager, or any other person performing the functions thereof (other than the position of a director), without regard to such person’s title) against:

•	a financial liability imposed on him or her in favor of another person by any court judgment concerning an act performed in his or her capacity as an office holder;

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court relating to an act performed in his or her capacity as an office holder, in connection with: (i) proceedings that the company institutes, or that are instituted on the company’s behalf, or that another person institutes against him or her; (ii) a criminal charge of which he or she was acquitted; or (iii) a criminal charge for which he or she was convicted for a criminal offense that does not require proof of criminal intent; and

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or (2) with respect to a monetary sanction.

Our articles of association allow us to indemnify our office holders to the fullest extent permitted by law. The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria.

The existing form of indemnification agreement— including the maximum level of indemnification that we provide under that agreement— to which we are party with our directors and officers was approved by our shareholders in January 2014 in anticipation of our public offering and listing on the NASDAQ Stock Market, which occurred in late February 2014.  The purpose of the indemnification that we provide to our directors and officers is to ensure that they are provided with adequate protection through indemnification against inordinate risks of claims and actions against them arising out of their service to, and activities on behalf of our company.

Because we are currently party to the Merger Agreement and are in the midst of the process of seeking shareholder approval for, and attempting to fulfill all conditions for, the Merger, there is an increased risk of litigation and other claims being asserted against our directors and officers. We value the contributions of our current officers and directors, and we believe that it is the best interest of our company and our shareholders that they continue to serve until the Effective Time of the Merger (to the extent that the Merger is consummated). In order to ensure that they do so, we believe that it is necessary to increase the maximum amount of indemnification provided to them, so that they are adequately protected against the heightened level of risk.

The maximum amount of indemnification that we provide to our officers and directors under our existing agreements with them, both per each specific indemnification event and also for all indemnification events within all categories of such events together, equals the greater of (a) twenty-five percent (25%) of our total shareholders’ equity based on our most recent financial statements as of the time of the actual payment of indemnification, and (b) $50 million.  We propose increasing such $50 million amount to $100 million, in light of the concerns discussed above.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the amendment of the indemnification agreement by and between the Company and each of its current officers and directors who are party to such agreement (the form of such agreement having been set forth as Appendix C to the Company’s proxy statement dated January 6, 2014 for the Company’s Special General Meeting that took place on January 30, 2014, attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K that was furnished to the Securities and Exchange Commission on January 6, 2014), or the D&O Indemnification Agreement, to provide in Exhibit A thereof for a “Maximum Amount” per each specific indemnification event and an “Aggregate Limit Amount” for all indemnification events within all categories of such events together, equal to the greater of (i) twenty-five percent (25%) of the Company’s total shareholders’ equity according to the Company’s most recent financial statements as of the time of the actual payment of indemnification, and (ii) $100 million (in place of $50 million, as provided in the current version of the D&O Indemnification Agreement), be, and hereby is, approved by the Company’s shareholders; and be it

FURTHERMORE RESOLVED, that the appropriate officers of the Company be, and hereby are, authorized, on behalf of the Company, to execute and deliver, and to perform under, the amended Director and Officer Indemnification Agreement with each officer and director party to such agreement.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the proposal to increase the maximum amount of indemnification provided to our directors and officers under our existing agreements with them.  The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of this Proposal 2.

Board Recommendation

Our board of directors unanimously recommends a vote FOR the foregoing resolutions approving an increase in the indemnification limit for our officers and directors.

PROPOSAL 3
CHIEF EXECUTIVE OFFICER PROPOSAL

Background

Under the Companies Law, any public Israeli company that seeks to approve terms of compensation of its chief executive officer is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

Ms. Zipora (Tzipi) Ozer-Armon has served in her capacity as our CEO since joining our company in May 2012.  Since that time, Ms. Ozer-Armon has been instrumental in our Company’s operational success, including:

•
The growth in our revenues (by 9.2%, or $24.4 million, to $289.7 million in the year ended December 31, 2014 from $265.4 million in the year ended December 31, 2013, following growth by 6.7%, or $16.8 million, in the year ended December 31, 2013, from $248.6 million in the year ended December 31, 2012), which has been triggered in large part by our investment in our existing sales and marketing platform and launch of new products.

•
The significant improvement in our profitability, as our adjusted EBITDA grew by 167%, from $12.1 million to $32.4 million, from 2011 to 2014, and non-GAAP net income grew by 963%, from $1.9 million to $19.9 million, during that same period, mainly as a result of our revenue growth and improvement in gross margin, which increased from 45.6% to 53.5% on a non-GAAP basis during that period.

•
Our strategic transformation, and our focus on execution and growth, which has been highlighted by our enhanced product pipeline, increased focus on patient outcomes, improved operational processes and our execution-oriented management culture.

Ms. Ozer-Armon was furthermore at the forefront of the successful consummation of our public offering in the United States and listing on the NASDAQ Global Stock Market, which were completed in late February 2014, and she has similarly played a leading role in our prospective sale pursuant to the Merger at a premium to our market share price, as described elsewhere in this Proxy Statement.

In determining the proposed amended terms of employment of Ms. Ozer-Armon, which are described below and which we refer to as the CEO Proposal, the compensation committee of our board of directors, and our board of directors, considered the factors enumerated in the compensation policy for our office holders (as defined in the Companies Law) that was adopted by our shareholders at a special general meeting of shareholders held in September 2013, or the Compensation Policy. Our compensation committee and board expressed the view that the terms and conditions of the CEO Proposal: (i) are appropriate, given the background and experience of Ms. Ozer-Armon, (ii) are aligned with market conditions for companies of similar position and size, and for executives of similar experience level and quality (based on comparative analysis conducted by the compensation committee), and (iii) are consistent with the Compensation Policy. Our compensation committee and board view the CEO Proposal as a means to incentivize further success on the part of Ms. Ozer-Armon and our company’s employees as a whole.

Ms. Ozer-Armon currently holds options to purchase an aggregate amount of 694,855 Ordinary B Shares, of which 50% of all then-unvested options are subject to acceleration of vesting in the event that her employment is terminated without cause (as defined in her employment agreement with the Company) within 12 months after the closing of a transaction for a sale of all or substantially all of the shares or assets of the Company. We are currently proposing to provide for the automatic acceleration of vesting of all of those options upon (and subject to) the consummation of the Merger (regardless of whether Ms. Ozer-Armon’s employment terminates afterwards). That would make the treatment of her options consistent with the options that have been granted to all of our directors and our Chief Financial Officer, whose options will all be subject to accelerated vesting upon (and subject to) the consummation of the Merger.

Under the CEO Proposal, Ms. Ozer-Armon would also receive a cash bonus of $1 million upon (and subject to) the consummation of the Merger, as part of the overall $3 million pool of bonuses to be distributed to our employees if the Merger is successfully completed.

The CEO Proposal includes proposed amendments to our CEO's existing employment agreement with our company.  Under the proposal, Ms. Ozer-Armon's gross monthly salary would be increased to NIS 130,000, effective retroactive to January 1, 2015. In addition, subject to the consummation of the Merger, she would be entitled to an extended notice period, of 12 months, under her employment agreement, during which she would be required to continue to provide services to our company for a period of up to the three months following the notice of termination.  The Company may decide to forego Ms. Ozer-Armon's services during such notice period, and in such case, Ms. Ozer-Armon would be entitled to continue to receive all benefits under her employment agreement during the duration of that 12 month notice period. Ms. Ozer-Armon's annual bonus target will continue to be an amountequal to six monthly salaries, tied to achievement of strategic goals, revenue targets and EBITDA goals. However,  her employment agreement, which is currently stated in terms of an absolute dollar amount, will be amended accordingly.

Proposed Resolutions

We are proposing that our shareholders approve the CEO Proposal via the adoption of the following resolutions at the Meeting:

“RESOLVED, that each of the following— (i) an amendment of certain employment terms of Ms. Zipora (Tzipi) Ozer-Armon, our Chief Executive Officer, or the CEO (the amendment of some of such terms is subject to the consummation of the Merger), (ii) the acceleration and full vesting, subject to and immediately prior to the consummation of the Merger, of all options held by the CEO that are unvested as of immediately prior to the Merger, and (iii) subject to the consummation of the Merger, a bonus payment to the CEO in acknowledgment and recognition of the CEO’s efforts and contributions to the achievement of the Company’s goals, including the consummation of the Merger, in each case as described in the Proxy Statement, dated July 9, 2015, sent by Lumenis to its shareholders in respect of this Meeting, be, and the same hereby is, approved; and be it

FURTHERMORE RESOLVED, that the appropriate officers of the Company be, and hereby are, authorized, on behalf of the Company, to execute and deliver, and to perform under, any amendment to (or amended and restated form of) Ms. Ozer-Armon’s employment agreement with the Company that reflects the terms described in Proposal 3 of the subject proxy statement for this Meeting.”

Required Majority

The vote required for approval of the CEO Proposal for Ms. Ozer-Armon is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

In addition, the approval of the CEO Proposal requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the CEO Proposal that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against approval of the CEO Proposal does not exceed two percent (2%) of the aggregate voting rights in our company.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder is a controlling shareholder of our Company or has a personal interest in the approval of Proposal 3, and failure to do so disqualifies the shareholder from participating in the vote on that proposal. Since it is highly unlikely that any of our public shareholders is a controlling shareholder or has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder and has no personal interest with respect to the approval of the CEO Proposal.  If you believe that you, or a related party of yours, is a controlling shareholder or possesses such a personal interest and you wish to participate in the vote on Proposal 3, you should not fill out the enclosed proxy card and should instead contact Ms. Margarita Feigin, our Associate General Counsel, at +972-4-959-9000 (Fax: +972-4-959-9060), who will advise you as to how to submit your vote. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest, you may also contact the representative managing your account, who could then contact our Associate General Counsel on your behalf.

Board Recommendation

Our board of directors unanimously recommends a vote FOR the foregoing resolutions approving the CEO Proposal.

MARKET PRICE INFORMATION

Our Ordinary B Shares have been listed for trading on the NASDAQ Global Select Market under the symbol “LMNS” since February 27, 2014. The following tables set forth the high and low sales prices for our Ordinary B Shares on the NASDAQ Global Select Market for the periods indicated:

Period	(In U.S. dollars)
Six most recent months:	High	Low
June 2015	13.83	11.40
May 2015	12.39	10.58
April 2015	12.45	10.88
March 2015	12.03	10.75
February 2015	11.65	9.97
January 2015	10.75	9.37
December 2014	9.97	9.25

Most recent full financial year and subsequent periods, by quarter:
Second Quarter 2015	13.83	10.58
First Quarter 2015	12.03	9.37
Fourth Quarter 2014	10.65	8.58
Third Quarter 2014	10.01	8.51
Second Quarter 2014	11.55	8.18
First Quarter 2014 (beginning on February 27, 2014)	12.80	10.17

Most recent financial years:
2014 (beginning on February 27, 2014)	12.80	8.18

On June 17, 2015, the last full trading day prior to date of the public announcement of the signing of the Merger Agreement, the closing price per Ordinary B Share on the NASDAQ Global Select Market was $12.08. On June 30, 2015, the most recent practicable date, the closing price per Ordinary B Share on the NASDAQ Global Select Market was $13.72.

SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR OUR ORDINARY B SHARES.

BENEFICIAL OWNERSHIP OF ORDINARY B SHARES

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our Ordinary B Shares, as of June 30, 2015, by: (1) each person who we believe beneficially owns 5% or more of our outstanding Ordinary B Shares, and (2) all of our directors and executive officers as a group.  Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power.  The percentage ownership of each such person is based on 36,045,354 Ordinary B Shares outstanding as of June 30, 2015 and includes the number of Ordinary B Shares underlying options or other convertible securities that are exercisable within sixty (60) days from such date.  Under the rules of the SEC, Ordinary B Shares that are subject to options or convertible securities are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding them, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. We have no such options or other securities outstanding as of the current time.

Name and Address of Beneficial Owner(1)	Number of Ordinary B Shares Beneficially Owned	Percentage of Ordinary B Shares Beneficially Owned
Viola- LM Partners L.P. (2)	12,704,627	35.2%
XT Hi-Tech Investments (1992) Ltd. and affiliates (3)	8,649,928	24.0%
FMR LLC(4)	2,234,651	6.2%
All Directors and Executive Officers as a group(5)	13,980,564	37.5%

(1)
The beneficial owners listed in this table exclude BlackRock, Inc., or BlackRock. While BlackRock reported owning 7.5% of our outstanding Ordinary B Shares in its Schedule 13G filed with the SEC on February 2, 2015, the number of Ordinary B Shares (717,088) reported therein as owned by BlackRock does not constitute 5% or more of our outstanding Ordinary B Shares.

(2)
Information presented for this shareholder is based on Amendment No. 4 to the shareholder’s Schedule 13D, which was filed with the SEC on May 20, 2014. The beneficial ownership of Viola-LM Partners L.P., to whom we refer as Viola- LM, of our shares consists of 12,704,627 Ordinary B Shares held directly by Viola- LM. Viola- LM is a limited partnership formed under the laws of the Cayman Islands. Mr. Beit-On, Mr. Shlomo Dovrat, Mr. Avi Zeevi and Mr. Eylon Penchas hold indirect interests in, and are directors in, and/or shareholders of, various entities that are the general partners of Viola- LM and may be deemed to be the beneficial owners of the shares held by Viola- LM. The address of Viola- LM is Ackerstein Towers, Building D, 12 Abba Eban Avenue, 4672530 Herzliya, Israel.

(3)
Information presented for this shareholder is based on Amendment No. 7 to the shareholder’s Schedule 13D, which was filed with the SEC on May 19, 2014. The beneficial ownership of XT Hi-Tech Investments (1992) Ltd, to whom we refer as XT Hi-Tech, of our shares consists of 8,591,916 Ordinary B Shares held directly by XT Hi-Tech and 58,012 Ordinary B Shares held directly by Lynav Holdings Ltd., or Lynav, an affiliate of XT Hi-Tech. XT Hi-Tech is an indirect wholly owned subsidiary of XT Investments Ltd. which is a direct wholly-owned subsidiary of XT Holdings Ltd. (formerly Ofer Holdings Group Ltd.), of which Orona Investments Ltd., or Orona, and Lynav, are each the direct owners of one-half of the outstanding shares. Udi Angel indirectly controls Orona. Lynav is held 95% by CIBC Bank and Trust Company (Cayman) Ltd., as trustee of a discretionary trust established in the Cayman Islands. Udi Angel is member of the board of directors of XT Hi-Tech and has a casting vote with respect to various decisions taken by the board, including voting and disposition over our shares. As such, he may be deemed to have beneficial ownership over our shares held by XT Hi-Tech. Mr. Udi Angel disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. The address of XT Hi-Tech is 40 Einstein Street, Ramat Aviv Office Tower, Tel Aviv 69102, Israel.

(4)
Information presented for this shareholder is based on the Schedule 13G filed by the shareholder with the SEC on February 13, 2015. FMR LLC is a Delaware limited liability company. Its address is 245 Summer Street, Boston, Massachusetts 02210. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act ("Fidelity Funds") advised by Fidelity Management & Research Company, or FMR Co, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees.

(5)
The beneficial ownership of our directors and executive officers includes 1,275,893 Ordinary B Shares issuable upon exercise of options that are presently exercisable or exercisable within 60 days of June 30, 2015.  Such beneficial ownership also includes the 12,704,627 Ordinary B Shares held directly by Viola- LM (which are reflected in Viola- LM’s beneficial ownership in the above table), as one of our directors, Mr. Beit-On, holds an indirect interest in, and serves as a director in, and/or shareholder of, various entities that are the general partners of Viola- LM and may be deemed to be the beneficial owners of the shares held by Viola- LM.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the internet world wide web site maintained by the SEC at www.sec.gov.

The SEC reports set forth below, as well as reports we file with or furnish to the SEC after the date of this Proxy Statement, contain important information about Lumenis and its financial condition, and are hereby incorporated by reference into this Proxy Statement:

•	Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on April 2, 2015; and

•
Reports of Foreign Private Issuer on Form 6-K furnished on June 9, 2015 (only the GAAP financial statements with respect to the quarter ended March 31, 2015 attached to the press release attached as Exhibit 99.1 thereto), June 18, 2015 (excluding the press release attached as Exhibit 99.2 thereto), June 25, 2015 and July 9, 2015.

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 contains a detailed description of our business, and certain risk factors in connection with the purchase or retention of Ordinary B Shares.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED JULY 9, 2015. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY LATER DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER MATTERS

Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors,

/s/ HAREL BEIT-ON Harel Beit On
Chairman of the Board of Directors

Yokneam, Israel
July 9, 2015